First Quarter Report
2022

Table of Contents

Management’s Discussion and Analysis of Results of Operations and Financial Position	1
Condensed Combined Balance Sheets	58
Condensed Combined Statements of Net Income	59
Condensed Combined Statements of Comprehensive Income	60
Condensed Combined Statements of Unitholders’ Equity	61
Condensed Combined Statements of Cash Flows	62
Notes to Condensed Combined Financial Statements	63
Corporate Information	Inside Back Cover

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	1	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	45
Financial and Operating Highlights	2	Non-IFRS Performance Measures	46
Significant Matters	4	Significant Accounting Estimates	50
Business Overview and Strategic Outlook	9	New Accounting Pronouncements and Developments	52
Environmental, Social, Governance, and Resilience (ESG+R)	10	Internal Controls over Financial Reporting	52
Results of Operations	14	Risks and Uncertainties	52
Investment Properties	26	Quarterly Financial Data	53
Liquidity and Capital Resources	36	Forward-Looking Statements	55

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three months ended March 31, 2022. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three months ended March 31, 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at May 11, 2022 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2021 and dated March 9, 2022, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS performance measures to IFRS financial measures.

Granite REIT 2022 First Quarter Report 1

The non-IFRS ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

For the three months ended March 31,	2022	2021
(in millions, except as noted)
Operating highlights
Revenue	$108.6	$95.9
NOI	91.2	81.5
NOI - cash basis(1)	90.8	79.8
Net income attributable to stapled unitholders	497.7	230.1
FFO(1)	69.4	57.1
AFFO(1)	65.9	54.7
Cash flows provided from operating activities	70.5	64.3
Monthly distributions paid	50.9	46.3
FFO payout ratio(1)(2)	73%	75%
AFFO payout ratio(1)(2)	77%	78%

Per unit amounts
Diluted FFO(1)	$1.05	$0.93
Diluted AFFO(1)	$1.00	$0.89
Monthly distributions paid	$0.78	$0.75
Diluted weighted average number of units	65.8	61.7

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As at March 31, 2022 and December 31, 2021	2022	2021
Financial highlights
Investment properties - fair value (7)	$8,526.8	$7,971.2
Assets held for sale(7)	32.9	64.6
Cash and cash equivalents	228.5	402.5
Total debt(3)	2,340.4	2,414.0
Trading price per unit (TSX: GRT.UN)	$96.57	$105.20
Debt metrics, ratings and outlook
Net leverage ratio(1)	25%	25%
Interest coverage ratio(1)	7.6x	6.8x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.6x	8.1x
Weighted average cost of debt(4)	1.59%	1.81%
Weighted average debt term-to-maturity, in years(4)	5.3	5.5
DBRS rating and outlook	BBB (high) stable	BBB (high) stable
Moody’s rating and outlook	Baa2 stable	Baa2 stable
Property metrics (7)
Number of investment properties	134	131
Income-producing properties	122	119
Properties under development	9	9
Land held for development	3	3
Gross leasable area (“GLA”), square feet	55.9	55.1
Occupancy, by GLA	99.7%	99.7%
Magna as a percentage of annualized revenue(5)	29%	29%
Magna as a percentage of GLA	22%	22%
Weighted average lease term in years, by GLA	5.7	5.8
Overall capitalization rate(6)	4.3%	4.5%
(1)     For definitions of Granite’s non-IFRS performance measures and non-IFRS ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7)     Assets held for sale are excluded from investment properties and related property metrics. Accordingly, one such asset that was held for sale at March 31, 2022 and three such assets that were held for sale at December 31, 2021 were excluded from investment properties and related metrics at March 31, 2022 and December 31, 2021, respectively, throughout this MD&A.

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SIGNIFICANT MATTERS

Property Acquisitions

As at the date of this MD&A, May 11, 2022, including the three months ended March 31, 2022, Granite has acquired five income-producing industrial properties in Germany and the United States and one property under development in the United States. Property acquisitions consisted of the following:

Acquisitions			Weighted Average Lease Term, in years by sq ft(1)
(in millions, except as noted)					Property Purchase Price(2)
Property Address	Location	Sq ft(1)		Date Acquired		Stabilized Yield(1)
Acquired during the three months ended March 31, 2022:

Income-producing properties:
Georg-Beatzel Strasse 15	Wiesbaden, GER	0.2	8.3	February 3, 2022	$62.1	3.4%
Raiffeisenstrasse 28-32	Korbach, GER	0.5	8.2	February 3, 2022	60.3	3.7%
In der Langen Else 4	Erfurt, GER	0.1	1.9	February 3, 2022	17.6	4.1%

Acquired between April 1 and May 11, 2022:

Income-producing properties:
10566 Gateway Point	Clayton, IN	0.9	9.8	April 14, 2022	121.2	4.2%
2128 Gateway Point	Clayton, IN	0.4	10.3	April 14, 2022	57.9	4.4%
Property under development:
905 Belle Lane	Bolingbrook, IL	0.2	N/A	May 5, 2022	14.5	3.9%

		2.3			$333.6	4.0%
(1)    As at the date of acquisition except as noted in note 3 below.
(2)    Purchase price does not include transaction costs associated with property acquisitions.
(3)    Weighted average lease term applicable to the occupied space.

First Quarter 2022 Acquisitions

On February 3, 2022, Granite acquired three modern distribution facilities in Germany comprising 0.8 million square feet for $140.0 million (€96.6 million). The properties, with average clear height in excess of 32 feet, are 100% leased to high credit-quality global tenants for a weighted average remaining lease term of 7.3 years and were acquired at a net in-going yield of 3.6%.

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Property Dispositions

During the three months ended March 31, 2022, Granite disposed of one income-producing property and a parcel of land for total proceeds of $34.5 million.

Dispositions
(in millions, except as noted)
Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue (2)
Disposed during the three months ended March 31, 2022:

10 Topolowa	Mirków, Poland	0.3	February 18, 2022	$34.5	$1.6

		0.3		$34.5	$1.6
(1) Sale price does not include transaction costs associated with disposition.
(2) As at the date of disposition.

Assets Held for Sale

As at March 31, 2022, an income-producing property located in the Czech Republic was classified as an asset held for sale. The property, having a fair value of $32.9 million and annualized revenue of $2.6 million, was classified as an asset held for sale on the unaudited condensed combined balance sheet as at March 31, 2022 and was excluded from the value of investment properties. The property is also excluded from references to investment properties and related property metrics as at March 31, 2022 throughout this MD&A.

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Construction, Development and Property Commitments

Granite had the following property purchases and construction and development commitments as at March 31, 2022:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at March 31, 2022:
Development, construction or expansion:
Redevelopment in Altbach, Germany	0.3	$28.4	$2.1	$30.5	6.8%
Properties under development in Houston, TX	1.4	51.2	83.8	135.0	5.6%
Property under development in Fort Worth, TX	0.6	26.2	19.8	46.0	6.7%
Property under development in Murfreesboro, TN	0.8	48.7	27.2	75.9	5.3%
Properties under development in Lebanon, TN	0.5	17.6	48.2	65.8	5.3%
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	10.8	0.2	11.0	7.7%
Expansion of 555 Beck Cres., Ajax, ON	—	0.3	8.2	8.5	6.4%
Expansion of 5400 E 500 S, Whitestown, IN	0.3	0.6	38.5	39.1	5.5%
Other construction commitments	—	5.8	12.3	18.1	—%
	4.0	$189.6	$240.3	$429.9	5.8%

Other property commitments:
Development loan/acquisition of two completed properties in Indiana	1.0	$30.7	$74.5	$105.2	5.0%
Acquisition of a completed property in Tilburg, NL	0.5	10.7	94.2	104.9	3.2%

	5.5	$231.0	$409.0	$640.0	5.2%
(1)    Includes signed contracts and future budgeted expenditures not yet contracted.
(2)    Yield based on total cost including land.

During the quarter, Granite made progress in advancing its various development, construction and expansion projects. In Altbach, Germany, construction of a 0.3 million square foot building is nearing substantial completion and is expected to be completed in the second quarter of 2022. At Granite’s development in Fort Worth, Texas, construction is nearing substantial completion and is expected to be completed in the second quarter of 2022. The entire 0.6 million square foot building has been leased for an initial term of ten years commencing in the third quarter of 2022. At the 0.6 million square foot modern distribution facility in Whitestown, Indiana acquired in December 2021, the permitting process for the 0.3 million square foot, value-enhancing expansion commenced in the first quarter of 2022, with completion of the expansion anticipated by the fourth quarter of 2022.

Granite’s other property commitments include a development loan and forward commitment to purchase two industrial properties in Indiana and the forward commitment to purchase a modern distribution centre in Tilburg, Netherlands. In Indiana, construction of two buildings totaling 1.0 million square feet is expected to be completed in the third quarter of 2022. In Tilburg, Netherlands, construction of the 0.5 million square foot building commenced and is expected to be completed in the third quarter of 2022.
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Refinancing of 2028 Cross Currency Interest Rate Swap

On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap, as defined herein, which exchanged Canadian dollar denominated principal and interest payments of the 2028 Debentures, as defined herein, for US dollar denominated payments at a fixed interest rate of 2.096% (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”). Simultaneously, Granite entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. The restructuring of a portion of Granite’s hedge relating to the 2028 Debentures will result in annual interest expense savings of approximately $5.5 million or approximately $0.083 on a per unit basis. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

Subsequent Events

On April 14, 2022, Granite acquired two newly constructed modern distribution facilities, comprising of approximately 1.4 million square feet in the southwest submarket of Indianapolis, Indiana for $179.1 million (US$141.8 million). The properties are 100% leased to two investment grade tenants with a weighted average lease term of 10 years and were acquired at an in-going yield of 4.2%. One of the properties offers excess density which can support future expansion capabilities. Fronting on the I-70, the facilities are well located within the submarket with connectivity to five major interstate highways and are 15 miles south of the FedEx World Hub.

On May 5, 2022, Granite acquired a property under development for $14.5 million (US$11.3 million) comprising of a 0.2 million square foot built-to-suit modern distribution facility to be constructed on 13.6 acres in Bolingbrook, Illinois. Construction has commenced and the property is expected to be completed in the first quarter of 2023 at a total fixed cost, including land, of $50.1 million (US$39.0 million). A globally-recognized furniture provider will tenant the building upon completion for an initial term of 12.3 years. The facility will have modern features including cross-dock configuration, 32’ clear heights, expandable parking and trailer stalls, upgraded dock equipment and sustainability features. The property is well located with visibility from the I-55 which offers connectivity between Chicago and the southern United States. The property is expected to achieve a stabilized development yield of 3.9%.

Subsequent to March 31, 2022, Granite has issued 120,300 stapled units under the ATM Program at an average stapled unit price of $98.84 for gross proceeds of $11.9 million excluding issuance costs.

Russian Invasion of Ukraine

Granite currently holds investments and operates in Western Europe, specifically in the Netherlands, Germany and Austria. Since the commencement of the Russian invasion of Ukraine in late February 2022 and up to the date of this MD&A, the European real estate markets in which Granite operates have remained orderly and Granite has continued to achieve net asset value appreciation and stable net operating income growth while continuing to execute on its strategic initiatives.

During the first quarter of 2022 and up to the date of filing, there has not been a significant impact on Granite’s operations, assets or liabilities, nor has there been any negative impact on the valuation of Granite’s investment properties as a result of the war.
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Although not directly impacted by the ongoing Russian/Ukraine war, Granite and its tenants are exposed to a broad range of new and expanding risks from the continuing conflict including:
•slowdown of global economic growth and more specifically in the European region;
•inflationary pressures, including energy, labour and transportation/logistics;
•higher interest rates;
•energy security in Western Europe; and
•supply chain disruptions.

A material deterioration in any of the foregoing could have a material adverse effect on Granite’s tenants and their ability to continue to operate and pay rent, and impact debt and equity markets, either of which could materially impact Granite’s operations and financial performance. Granite is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on Granite’s business.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at May 11, 2022, excluding assets held for sale, Granite owns 137 investment properties in five countries having approximately 57.3 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, U.S.A; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouse, light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties (excluding assets held for sale) by geographic location, property count and square footage as at May 11, 2022 are summarized below:

Investment Properties Summary
Five countries/137 properties/57.3 million square feet
Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).

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Granite has positioned itself financially to execute on its strategic plan including to capitalize on a strong pipeline of acquisition and existing and future development opportunities within its targeted geographic footprint.

As Granite looks to the remainder of 2022, its priorities are set out below:
•Driving net asset value, FFO and AFFO per unit growth while maintaining conservative capital ratios;
•Executing on development and expansion projects in the U.S., Germany and the GTA;
•Pursuing strategic acquisition opportunities in our target markets;
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and establishing detailed targets for 2022 and beyond; and
•Disposing of select non-core assets.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both our properties and our corporate offices	Engage with our investors, employees, tenants, property managers, and community	Disclose our ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

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Granite’s ESG+R program is aligned with INREV1, GRESB2, GRI3 and UNPRI4. Data provided herein has been reviewed by a third party ESG+R consultant and represents a snapshot of current performance.

GRESB

GRESB assesses and scores the Environmental, Social, and Governance (ESG) performance of real estate portfolios around the world and this year increased to over 1,500 participants. Granite completed its second annual GRESB Real Estate Assessment in June 2021 and is preparing to submit for the third time in June 2022.

Granite ranked 1st out of 10 in the North America Industrial GRESB public disclosure group, which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also achieved 3rd, and was the sole Canadian entity, in the North American Industrial Listed GRESB peer group for Standing Investments with a score of 65.

Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Work to reduce the amount of landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% by 2030 (or 2.5% annual reduction) at Granite’s assets5;
•Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 5 MW of electricity by 20256;
•Strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030;
1    European Association for Investors in Non-Listed Real Estate Vehicles.
2    Global Real Estate Sustainability Benchmarking.
3    Global Reporting Initiative.
4    United Nations’ Principles for Responsible Investing.
5     Granite’s emissions reduction targets are aligned with the Paris Accord goal of limiting global warming to two degrees Celsius above pre-industrial levels.
6    Onsite solar projects are expected to be installed at 10 Granite assets by 2023.
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•Four BREEAM In-Use certifications in process to be certified in 2022; and
•Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB).

Below is a list of properties in Granite’s portfolio that have achieved green building certifications:

Property	Size (sq ft) in millions	Location	Certification Type	Level
15 Commerce Pkwy.	1.3	West Jefferson, USA	LEED New Construction and Major Renovation	Certified
100 Clyde Alexander Lane	0.7	Pooler, USA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	Pooler, USA	LEED Core and Shell Development	Certified
1201 Allpoints Court	0.5	Plainfield, USA	Green Globes New Construction	2 Green Globes
1243 Gregory Dr.	0.5	Antioch, USA	LEED Core and Shell Development	Silver
2100 Center Square Rd.	0.4	Logan Township, USA	LEED Core and Shell Development	Silver
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, USA	LEED New Construction and Major Renovation	Silver
8735 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New construction	Excellent
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New construction	Very Good
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New construction	Excellent

Social — Actions & Performance
•Granite administered its 2021 Employee Engagement Survey in April 2021 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•In 2021, Granite conducted a survey of all tenants to gauge satisfaction levels and identify opportunities for improvement;
•Contribute at least $500 per income-producing property in our portfolio toward charitable donations;
•As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;
•Granite established a return to office policy allowing for the safe return of its employees to the workplace while providing enhanced work from home flexibility during the work week; and
•Beehives have been installed at two assets in 2021, to promote local biodiversity and engagement with our tenants. A third beehive is planned to be added in 2022.
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Governance — Actions & Performance
•Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;
•Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, Sustainability Accounting Standards Board (SASB), CDP, and GRI;
•Granite completed its inaugural CDP submission in July 2021;
•Granite’s 2020 ESG Overview was released in June 2020. The 2021 Sustainability Report issued August 4, 2021 and the 2022 report is currently underway and will be following the GRI, Task Force on Climate-Related Financial Disclosures (TCFD), and SASB frameworks;
•Submit to GRESB in June 2022; and
•Monitor asset compliance with government benchmarking requirements and ESG+R-related regulations.

Resilience — Actions & Performance
•Align Granite’s resilience program with the TCFD framework;
•Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in our underwriting process;
•Regularly evaluate Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and
•Use the integrated Measurabl Four Twenty Seven (427) platform to provide climate risk analytics for each asset with 1-100 risk scores in seven categories of climate related risks – sea level rise, floods, hurricanes, heat stress, water stress, wildfires, and earthquakes.

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RESULTS OF OPERATIONS

Net Income

The following is a summary of financial information from the unaudited condensed combined statements of net income for the three months ended March 31, 2022 and 2021, respectively:

Net Income

	Three Months Ended March 31,
(in millions, except as noted)	2022	2021	$ change
Rental revenue	$108.6	$95.9	12.7
Revenue	108.6	95.9	12.7
Property operating costs	17.4	14.4	3.0
Net operating income	91.2	81.5	9.7

General and administrative expenses	8.4	8.8	(0.4)
Depreciation and amortization	0.4	0.3	0.1
Interest income	(0.3)	(0.8)	0.5
Interest expense and other financing costs	10.9	14.8	(3.9)
Foreign exchange losses (gains), net	0.4	(0.7)	1.1
Fair value gains on investment properties, net	(490.6)	(209.5)	(281.1)
Fair value (gains) losses on financial instruments, net	(4.6)	0.3	(4.9)
Loss on sale of investment properties, net	0.4	0.2	0.2
Income before income taxes	566.2	268.1	298.1
Income tax expense	68.5	37.9	30.6
Net income	$497.7	$230.2	267.5

Net income attributable to:
Stapled unitholders	497.7	230.1	267.6
Non-controlling interests	—	0.1	(0.1)
	$497.7	$230.2	267.5

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Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates			Period End Exchange Rates
	Three Months Ended March 31,			March 31,	December 31,
	2022	2021	Change	2022	2021	Change
$ per €1.00	1.421	1.525	(7%)	1.385	1.440	(4%)
$ per US$1.00	1.266	1.266	—%	1.248	1.266	(1%)

For the three months ended March 31, 2022 compared to the prior year period, the average exchange rate of the Euro relative to the Canadian dollar was lower, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on March 31, 2022 were lower when compared to the December 31, 2021 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US operations were lower when compared to December 31, 2021.

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three month period ended March 31, 2022 was as follows:

Effects of Changes in Exchange Rates on Operating Results

Three Months Ended March 31,
(in millions, except per unit information)	2022 vs 2021
Decrease in revenue	$(2.5)
Decrease in NOI - cash basis	(2.4)
Decrease in net income	(3.4)
Decrease in FFO	(1.5)
Decrease in AFFO	(1.6)
Decrease in FFO per unit	$(0.02)
Decrease in AFFO per unit	$(0.02)

Granite REIT 2022 First Quarter Report 15

Operating Results

Revenue

Revenue

For the three months ended March 31,	2022	2021	$ change
Rental revenue and amortization(1)	$91.6	$82.0	9.6
Tenant recoveries	17.0	13.9	3.1
Revenue	$108.6	$95.9	12.7
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

Revenue for the three month period ended March 31, 2022 increased by $12.7 million to $108.6 million from $95.9 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $0.8 million from consumer price index based increases and $1.7 million from fixed contractual adjustments related to rent escalations;
•the acquisitions of properties located in the United States, Canada, the Netherlands and Germany beginning in the first quarter of 2021 increased revenue by $10.1 million;
•revenue increased by $1.4 million due to renewal and re-leasing activities for properties primarily in the United States;
•the sale of properties located in Austria, the United Kingdom and Poland during 2021 and the first quarter of 2022 decreased revenue by $0.6 million;
•foreign exchange had a net $2.4 million negative impact to revenue primarily due to the relative strengthening of the Canadian dollar against the Euro; and
•straight-line rent and tenant recoveries decreased revenue by $1.6 million and increased revenue by $3.3 million, respectively.

16 Granite REIT 2022 First Quarter Report

Net Operating Income

Net operating income (“NOI”) in the three months ended March 31, 2022 was $91.2 million compared to $81.5 million during the three months ended March 31, 2021. NOI - cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI - cash basis was $90.8 million in the three months ended March 31, 2022 compared with $79.8 million in the prior year period, an increase of 13.8%.

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes the impact of properties that were acquired, disposed of and classified as held for sale, or properties under development during the periods under comparison. Same property NOI - cash basis in the three months ended March 31, 2022 was $79.6 million, compared with $78.1 million in the prior year period. The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:

Same Property NOI

	Sq ft(1)	Three Months Ended March 31,
	(in millions)	2022	2021	$ change	% change
Revenue		$108.6	$95.9	12.7
Less: Property operating costs		17.4	14.4	3.0
NOI		$91.2	$81.5	9.7	11.9%
Add (deduct):
Straight-line rent amortization		(1.6)	(3.1)	1.5
Tenant incentive amortization		1.2	1.4	(0.2)
NOI - cash basis(3)	55.9	$90.8	$79.8	11.0	13.8%
Less NOI - cash basis for:
Acquisitions	6.9	(10.2)	—	(10.2)
Dispositions and assets held for sale	1.0	(1.0)	(1.7)	0.7
Same property NOI - cash basis(3)	48.2	$79.6	$78.1	1.5	1.9%
Constant currency same property NOI - cash basis(2)(3)	48.2	$79.6	$76.1	3.5	4.6%
(1)    The square footage relating to the NOI — cash basis represents GLA of 55.9 million square feet as at March 31, 2022. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates.
(3)     For definitions of Granite’s non-IFRS performance measures and non-IFRS ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. Granite’s employee compensation expenses are excluded from property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are
Granite REIT 2022 First Quarter Report 17

recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI - cash basis for the three months ended March 31, 2022 increased by $11.0 million to $90.8 million from $79.8 million in the prior year period, representing an increase of 13.8%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2021 and 2022 to date.

Same property NOI - cash basis for the three months ended March 31, 2022 increased by $1.5 million (1.9%) to $79.6 million from $78.1 million, primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in the United States, partially offset by the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended March 31, 2022 increased by $3.5 million (4.6%) from the prior year period.

NOI - cash basis for the three month periods ended March 31, 2022 and 2021 by geography was as follows:

NOI - Cash Basis by Geography

First Quarter 2022	First Quarter 2021

Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

18 Granite REIT 2022 First Quarter Report

Same property NOI - cash basis for the three month periods ended March 31, 2022 and 2021 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended March 31,
	2022	2021	% change
Canada	$13.6	$13.2	3.1%
United States	38.2	36.0	6.1%
Austria	15.9	16.7	(5.2)%
Germany	5.8	6.2	(6.1)%
Netherlands	6.1	6.0	2.0%
Same Property NOI - cash basis	$79.6	$78.1	1.9%

Constant currency same property NOI - cash basis for the three month periods ended March 31, 2022 and 2021 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended March 31,
	2022	2021	% change
Canada	$13.6	$13.2	3.1%
United States	38.2	36.0	6.1%
Austria	15.9	15.5	2.5%
Germany	5.8	5.8	0.8%
Netherlands	6.1	5.6	9.6%
Constant Currency Same Property NOI - cash basis (1)	$79.6	$76.1	4.6%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates.

Granite REIT 2022 First Quarter Report 19

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

For the three months ended March 31,	2022	2021	$ change
Salaries and benefits	$4.7	$5.0	(0.3)
Audit, legal and consulting	1.0	0.8	0.2
Trustee/director fees and related expenses	0.4	0.4	—
Executive unit-based compensation expense including distributions	1.6	1.5	0.1
Fair value remeasurement of trustee/director and executive unit-based compensation plans	(0.8)	(0.1)	(0.7)
Other public entity costs	0.5	0.4	0.1
Office rents including property taxes and common area maintenance costs	0.1	0.1	—
Capital tax	0.2	0.1	0.1
Information technology	0.5	0.4	0.1
Other	0.5	0.2	0.3
	$8.7	$8.8	(0.1)
Less: capitalized general and administrative expenses	(0.3)	—	(0.3)
General and administrative expenses	$8.4	$8.8	(0.4)

General and administrative expenses were $8.4 million for the three month period ended March 31, 2022 and decreased $0.4 million in comparison to the prior year period primarily as a result of the following:
•a decrease in salaries and benefits expense primarily due to an increase to incentive compensation paid in the prior year period, partially offset by additional employees in North America and Europe;
•an increase in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a larger decrease in the market price of the Trust’s stapled units in the current year period relative to the prior year period; and
•an increase in capitalized general and administrative expenses resulting from salaries and wages related to an increase in development activity in the current year period, partially offset by;
•an increase in audit, legal and consulting expenses primarily due to consulting costs incurred in the current year period associated with ESG+R initiatives undertaken by Granite.

Interest Income

Interest income for the three month period ended March 31, 2022 decreased $0.5 million to $0.3 million from $0.8 million in the prior year period due to lower invested cash balances on hand.

20 Granite REIT 2022 First Quarter Report

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended March 31, 2022 decreased $3.9 million to $10.9 million from $14.8 million in the prior year period. The decrease was primarily due to a $4.0 million early redemption premium for the 2021 Debentures recorded in the first quarter of 2021, partially offset by higher interest costs resulting from the issuance of the 2028 Debentures in August 2021.
As at March 31, 2022, Granite’s weighted average cost of interest-bearing debt was 1.59% (March 31, 2021 - 1.74%) and the weighted average debt term-to-maturity was 5.3 years (March 31, 2021 - 6.0 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange losses of $0.4 million and net foreign exchange gains of $0.7 million in the three months ended March 31, 2022 and 2021, respectively. The $1.1 million increase in net foreign exchange losses is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the strengthening of the Canadian dollar against the US dollar and Euro and the increase in foreign exchange gains from the settlement of foreign exchange collar contracts in the prior year period.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value gains on investment properties were $490.6 million and $209.5 million in the three months ended March 31, 2022 and 2021, respectively. In the three months ended March 31, 2022, net fair value gains of $490.6 million were primarily attributable to favourable changes in fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the Greater Toronto Area in Ontario, Canada (the “GTA”) and across the United States and Europe.
Net fair value gains on investment properties in the three months ended March 31, 2021 of $209.5 million were primarily attributable to favourable changes in fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as for certain of the Trust’s modern warehouse properties in Europe.

Fair Value Gains and Losses on Financial Instruments, Net

The fair value gains on financial instruments for the three month period ended March 31, 2022 and the fair value losses on financial instruments for the three month period ended March 31, 2021 were $4.6 million and $0.3 million, respectively. The fair value gains on financial instruments for the three month period ended March 31, 2022 are related to the fair value movements of the 2024 Cross Currency Interest Rate Swap. The fair value losses on financial instruments for the three months ended March 31, 2021 are related to the fair value change of interest rate component of the 2024 Cross Currency Interest Rate Swap and the fair value change of the 2021 Cross Currency Interest Rate Swap, partially offset by the fair value gains on foreign exchange collar contracts. These derivatives were not designated in a hedging relationship and fair value changes are therefore recorded in the statements of net income.

Granite REIT 2022 First Quarter Report 21

Loss on Sale of Investment Properties, Net

The loss on sale of investment properties for the three month period ended March 31, 2022 was $0.4 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Mirków, Poland on February 18, 2022. The loss on sale of investment properties for the three months ended March 31, 2021 was $0.2 million and is primarily related to broker commissions and legal and advisory costs associated with the disposition of the property in Redditch, United Kingdom on January 28, 2021.

Income Tax Expense

Income tax expense is comprised of the following:

Income Tax Expense

For the three months ended March 31,	2022	2021	$ change
Foreign operations	$1.6	$1.8	(0.2)
Other	0.4	0.2	0.2
Current tax expense	2.0	2.0	—
Deferred tax expense	66.5	35.9	30.6
Income tax expense	$68.5	$37.9	30.6

For the three months ended March 31, 2022, current tax expense remained the same compared to the prior year period primarily due to the offsetting of a release of a reserve in Germany in 2021 against the effect of the strengthening of the Canadian dollar on Euro denominated tax expense as compared to the prior year period.

The increase in deferred tax expense for the three months ended March 31, 2022 compared to the prior year period was primarily due to an increase in fair value gains on investment properties in jurisdictions in which deferred taxes are recorded, offset by a reduction in the deferred tax rate of Austria substantively enacted in Q1 2022.

22 Granite REIT 2022 First Quarter Report

Net Income Attributable to Stapled Unitholders

For the three month period ended March 31, 2022, net income attributable to stapled unitholders was $497.7 million compared to $230.1 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $281.1 million increase in fair value gains on investment properties and a $9.7 million increase in net operating income, partially offset by a $30.6 million increase in income tax expense. The period-over-period variance is further summarized below:

Change in Net Income Attributable to Stapled Unitholders

Granite REIT 2022 First Quarter Report 23

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months ended March 31, 2022 and 2021, respectively, is presented below:

FFO and AFFO Reconciliation

For the three months ended March 31,		2022	2021
(in millions, except per unit information)
Net income attributable to stapled unitholders		$497.7	$230.1
Add (deduct):
Fair value gains on investment properties, net		(490.6)	(209.5)
Fair value (gains) losses on financial instruments		(4.6)	0.3
Loss on sale of investment properties		0.4	0.2
Deferred income tax expense		66.5	35.9
Non-controlling interests relating to the above		—	0.1
FFO	[A]	$69.4	$57.1
Add (deduct):
Maintenance or improvement capital expenditures incurred		(1.1)	(0.5)
Leasing costs		(2.0)	—
Tenant allowances		—	(0.1)
Tenant incentive amortization		1.2	1.3
Straight-line rent amortization		(1.6)	(3.1)
AFFO	[B]	$65.9	$54.7

Per unit amounts:
Basic FFO per stapled unit	[A]/[C]	$1.06	$0.93
Diluted FFO per stapled unit	[A]/[D]	$1.05	$0.93
Basic and diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$1.00	$0.89
Basic weighted average number of stapled units	[C]	65.7	61.7
Diluted weighted average number of stapled units	[D]	65.8	61.7

24 Granite REIT 2022 First Quarter Report

Funds From Operations

FFO for the three month period ended March 31, 2022 was $69.4 million ($1.05 per unit) compared to $57.1 million ($0.93 per unit) in the prior year period. The changes in the FFO components are summarized below:

Change in FFO

Included in FFO for the three months ended March 31, 2021 are $4.0 million of early redemption premium related to the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the refinancing of Granite’s credit facility. Excluding these refinancing costs, FFO would have been $61.6 million ($1.00 per unit).

AFFO for the three month period ended March 31, 2022 was $65.9 million ($1.00 per unit) compared to $54.7 million ($0.89 per unit) in the prior year period. The $11.2 million increase and $0.11 per unit increase in AFFO components are summarized below:

Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $12.3 million increase in FFO, as noted previously; and
Granite REIT 2022 First Quarter Report 25

•a $1.4 million increase in AFFO from a decrease in tenant incentive and straight-line rent amortization primarily due to lower free-rent offered in the first quarter of 2022 as compared to the first quarter of 2021, partially offset by;
•a $2.0 million decrease in AFFO from an increase in leasing costs, primarily related to a lease renewal in the United States; and
•a $0.6 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relating to maintenance capital projects primarily in the United States and the Netherlands.

Excluding the aforementioned refinancing costs of $4.5 million recognized in the three month period ended March 31, 2021, AFFO would have been $59.2 million ($0.96 per unit).

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development are comprised of (i) a 89.0 acre greenfield site in Houston, Texas for which construction is underway on three modern industrial buildings (two speculative and one pre-leased) totaling 1.4 million square feet and are expected to be completed between the second quarter of 2022 and first quarter of 2023, (ii) a 13.0 acre site in Altbach, Germany where construction of a 0.3 million square foot distribution/light industrial facility is underway and is expected to be completed in the second quarter of 2022, (iii) a 36.0 acre site in Fort Worth, Texas where vertical construction of a 0.6 million square foot, 36’ clear height, state-of-the-art distribution/e-commerce facility with completion expected in the second quarter of 2022, (iv) a 51.0 acre greenfield site in Murfreesboro, Tennessee, where vertical construction of a 0.8 million square foot modern distribution facility is underway with an expected completion date in the fourth quarter of 2022 and (v) a 39.0 acre site in Lebanon, Tennessee, where construction of three modern industrial buildings totaling 0.5 million square feet is expected to be completed in the fourth quarter of 2022.

Land held for development comprises the remaining 101.0 acres of land in Houston, Texas held for the future development accommodating buildings ranging from 0.3 million to 1.3 million square feet of which 1.4 million square feet is underway as noted above, for a total of up to a 2.7 million square feet, 12.9 acres of development land in West Jefferson, Ohio and a 92.2 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 1.7 million square feet of modern distribution and logistics space.

26 Granite REIT 2022 First Quarter Report

Summary attributes of the investment properties as at March 31, 2022 and December 31, 2021 are as follows:

Investment Properties Summary

As at March 31, 2022 and December 31, 2021	2022	2021
(in millions, except as noted)
Investment properties - fair value	$8,526.8	$7,971.2
Income-producing properties	8,220.8	7,727.4
Properties under development	217.7	162.8
Land held for development	88.3	81.0
Overall capitalization rate(1)	4.30%	4.53%

Number of investment properties	134	131
Income-producing properties	122	119
Properties under development	9	9
Land held for development	3	3

Property metrics
GLA, square feet	55.9	55.1
Occupancy, by GLA	99.7%	99.7%
Weighted average lease term in years, by square footage	5.7	5.8
Total number of tenants	127	123
Magna as a percentage of annualized revenue(2)	29%	29%
Magna as a percentage of GLA	22%	22%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

Assets Held for Sale(1)

As at March 31, 2022 and December 31, 2021	2022	2021
(in millions, except as noted)
Assets held for sale
Fair value	$32.9	$64.6
Number of properties	1	3
GLA, square feet	0.3	0.6
Magna as a percentage of GLA	1%	1%
Annualized revenue	$2.6	$4.4
(1)    Assets held for sale are excluded from investment properties and related property metrics. Accordingly, one such asset that was held for sale as at March 31, 2022 and three such assets that were held for sale as at December 31, 2021 were excluded from investment properties and related property metrics as at March 31, 2022 and December 31, 2021, respectively, throughout this MD&A.

Granite REIT 2022 First Quarter Report 27

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at March 31, 2022 and December 31, 2021 was as follows:

Fair Value of Investment Properties by Geography(1)

March 31, 2022	December 31, 2021

(1)    Number of properties denoted in parentheses.

The change in the fair value of investment properties by geography during the three months ended March 31, 2022 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2022	Acquisitions	Capital and leasing expenditures	Developments and expansion	Other	Fair value gains	Foreign Exchange	March 31, 2022
Income-Producing Properties
Canada	$1,648.7	$—	$—	$1.7	$0.4	$175.0	$—	$1,825.8
USA	4,089.7	—	2.8	0.6	1.2	288.5	(60.2)	4,322.6
Austria	773.8	—	—	—	(1.1)	0.5	(29.5)	743.7
Germany	425.7	148.9	0.1	—	—	(3.2)	(22.7)	548.8
Netherlands	789.5	—	0.2	—	—	19.6	(29.4)	779.9
	7,727.4	148.9	3.1	2.3	0.5	480.4	(141.8)	8,220.8
Properties Under Development
USA	123.0	—	—	58.5	—	—	(2.5)	179.0
Germany	39.8	—	—	0.4	—	—	(1.5)	38.7
	162.8	—	—	58.9	—	—	(4.0)	217.7
Land Held for Development
Canada	64.2	—	—	0.7	—	6.9	—	71.8
USA	16.8	—	—	—	—	—	(0.3)	16.5
	81.0	—	—	0.7	—	6.9	(0.3)	88.3
Total	$7,971.2	$148.9	$3.1	$61.9	$0.5	$487.3	$(146.1)	$8,526.8

28 Granite REIT 2022 First Quarter Report

During the three months ended March 31, 2022, the fair value of investment properties increased by $555.6 million primarily due to:
•net fair value gains of $487.3 million which were attributable to various factors including fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe;
•the acquisitions of three income-producing properties in Germany for $140.0 million, excluding associated transaction costs (see “SIGNIFICANT MATTERS - Property Acquisitions”); and
•additions of $61.9 million primarily relating to expansion projects at two properties in Canada and one property in the United States, a property under development in Altbach, Germany and eight properties under development in the United States (see “SIGNIFICANT MATTERS - Construction, Development and Property Commitments”), partially offset by;
•foreign exchange losses of $146.1 million resulting from the relative strengthening of the Canadian dollar against the US dollar and the Euro.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three months ended March 31, 2022. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three months ended March 31, 2022. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at March 31, 2022 and December 31, 2021 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at March 31, 2022 and December 31, 2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Overall capitalization rate(1)(2)	3.91%	4.11%	3.86%	4.20%	6.76%	6.81%	4.72%	5.00%	4.30%	4.53%
Terminal capitalization rate(1)	4.57%	4.73%	4.88%	4.95%	6.22%	6.37%	6.07%	6.23%	4.87%	5.03%
Discount rate(1)	5.17%	5.30%	5.62%	5.70%	7.22%	7.29%	6.66%	6.83%	5.54%	5.67%

Granite REIT 2022 First Quarter Report 29

Valuation Metrics by Region

As at March 31, 2022	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,825.8	$4,322.6	$743.7	$548.8	$779.9	$8,220.8
Overall capitalization rate (1) (2)	3.22%	4.10%	8.03%	5.13%	3.84%	4.30%

As at December 31, 2021	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,648.7	$4,089.7	$773.8	$425.7	$789.5	$7,727.4
Overall capitalization rate (1) (2)	3.51%	4.30%	7.98%	5.60%	3.87%	4.53%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at March 31, 2022 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	7,287.3	7,688.5	7,898.4
+25 bps	7,723.5	7,940.4	8,057.3
Base rate	$8,220.8	$8,220.8	$8,220.8
-25 bps	8,794.7	8,532.7	8,387.1
-50 bps	9,467.1	8,884.4	8,558.1

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

30 Granite REIT 2022 First Quarter Report

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three month periods ended March 31, 2022 and 2021 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended March 31,
	2022	2021
Additions to investment properties:
Leasing costs	$2.0	$—
Tenant improvements (1)	—	0.2
Maintenance capital expenditures	1.1	0.1
Other capital expenditures	2.3	0.4
	$5.4	$0.7
Less:
Leasing costs and tenant improvements related to acquisition activities	—	(0.1)
Leasing costs and tenant improvements related to development activities	—	—
Capital expenditures related to expansions	(2.3)	(0.1)
Capital expenditures related to property acquisitions	—	0.1
Capital expenditures and leasing costs included in AFFO	$3.1	$0.6
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q1’22	Q4'21	Q3'21	Q2’21	Q1'21	Q4'20	Q3'20	Q2'20
Total capital expenditures incurred		$3.4	$9.9	$14.3	$3.2	$0.5	$13.3	$2.2	$6.2
Total leasing costs and tenant improvements incurred		2.0	2.9	5.8	0.3	0.2	2.1	1.2	2.0
Total incurred	[A]	$5.4	$12.8	$20.1	$3.5	$0.7	$15.4	$3.4	$8.2
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions and developments		(2.3)	(5.8)	(13.7)	(1.8)	(0.1)	(13.1)	(2.6)	(6.1)

Capital expenditures and leasing costs included in AFFO	[B]	$3.1	$7.0	$6.4	$1.7	$0.6	$2.3	$0.8	$2.1

GLA, square feet	[C]	55.9	55.1	53.3	51.3	50.4	49.5	45.4	44.3
$ total incurred per square feet	[A]/[C]	$0.10	$0.23	$0.38	$0.07	$0.01	$0.31	$0.07	$0.19
$ capital expenditures and leasing costs included in AFFO per square feet	[B]/[C]	$0.06	$0.13	$0.12	$0.03	$0.01	$0.05	$0.02	$0.05

Granite REIT 2022 First Quarter Report 31

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at March 31, 2022 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/actual start date of construction	Target completion date	Actual construction costs as at March 31, 2022	Expected total construction cost(1)
As at March 31, 2022
Properties under development
Houston, TX (Phase I and II)	89.3	1.4	Q4 2019	Q1 2023	$51.2	$135.0
Fort Worth, TX	36.4	0.6	Q2 2021	Q2 2022	26.2	46.0
Altbach, Germany	12.8	0.3	Q1 2021	Q2 2022	28.4	30.5
Murfreesboro, TN	50.8	0.8	Q3 2021	Q4 2022	48.7	75.9
Highway 109, Lebanon, TN	38.8	0.5	Q3 2021	Q4 2022	17.6	65.8
Expansion projects
2095 Logistics Drive, Mississauga, ON	9.5	0.1	Q4 2019	Q2 2022	10.8	11.0
555 Beck Cres., Ajax, ON	7.6	—	Q2 2022	Q3 2023	0.3	8.5
5400 E 500 S, Whitestown, IN	59.3	0.3	Q1 2022	Q4 2022	0.6	39.1
	304.5	4.0			$183.8	$411.8
(1)    Construction cost excludes cost of land.

At Granite’s site in Houston, Texas, construction commenced during the fourth quarter of 2021. The pre-leased 688,000 square foot, 40’ clear height, modern distribution building is being constructed as the second phase of the multi-phase development, in addition to the initial phase one of 669,000 square feet currently under construction. The build-to-suit project is estimated to be completed in the second quarter of 2022, while phase one is expected to be completed in the first quarter of 2023.

At Granite’s site in Fort Worth, Texas, construction of the 605,000 square foot, 36’ clear height, state-of-the-art distribution/e-commerce facility is expected to be completed in the second quarter of 2022. During the first quarter of 2022, Granite executed a 10.3 year lease for the entire building to a leading North American glassware provider.

At Granite’s site in Altbach, Germany, construction of the approximate 290,000 square feet, 38’ clear height speculative distribution/light industrial facility is scheduled to be completed in the second quarter of 2022.

At Granite’s site in Murfreesboro, Tennessee, construction commenced during the third quarter of 2021. This speculative 844,000 square foot, 40’ clear height, state-of-the-art distribution/e-commerce facility is expected to be completed in the fourth quarter of 2022.

At Granite’s site in Lebanon, Tennessee, construction commenced during the third quarter of 2021. These three modern industrial buildings totaling approximately 509,000 square feet, with 32’ clear heights, are expected to be completed in the fourth quarter of 2022.

32 Granite REIT 2022 First Quarter Report

At Granite’s property at 2095 Logistics Drive, Mississauga, ON, construction of the approximately 60,000 square foot temperature controlled expansion is expected to be completed by the second quarter of 2022.

Granite continues to advance site planning for the speculative expansion of 555 Beck Crescent in Ajax, ON. Construction of the approximately 49,000 square foot, 32’ clear height expansion is expected to commence in the second quarter of 2022, with completion anticipated by the third quarter of 2023.

Construction of the approximate 300,000 square foot, value-enhancing expansion of Granite’s approximate 600,000 square foot distribution facility in Whitestown, Indiana commenced in the first quarter of 2022. Upon completion of the building expansion, which is expected in the fourth quarter of 2022, the lease for the approximate 0.9 million square foot facility will be extended for a ten year term, representing a stabilized yield of 4.4%.

Leasing Profile

Magna, Granite’s Largest Tenant

At March 31, 2022, Magna International Inc. or one of its operating subsidiaries was the tenant at 29 (December 31, 2021 - 29) of Granite’s income-producing properties and comprised 29% (December 31, 2021 - 29%) of Granite’s annualized revenue and 22% (December 31, 2021 - 22%) of Granite’s GLA.

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable outlook by DBRS and A- credit rating with a stable outlook by Standard & Poor’s. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and
Granite REIT 2022 First Quarter Report 33

consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at March 31, 2022, Granite had 126 other tenants from various industries that in aggregate comprised 71% of the Trust’s annualized revenue. Each of these tenants accounted for less than 6% of the Trust’s annualized revenue as at March 31, 2022.

Granite’s top 10 tenants by annualized revenue at March 31, 2022 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	29%	22%	4.1	A-
Amazon	5%	4%	16.9	AA
True Value Company	2%	2%	18.9	NR
ADESA	2%	—%	7.6	NR
Restoration Hardware	2%	2%	6.1	Ba2
Light Mobility Solutions GmbH	2%	1%	1.7	NR
Ingram Micro	2%	2%	2.8	BB-
Hanon Systems	2%	1%	7.4	AA
Spreetail FTP	2%	2%	4.6	NR
Cornerstone Brands	2%	2%	2.5	B+
Top 10 Tenants	50%	38%	6.3
(1)    Credit rating is quoted on the Standard & Poor’s rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
34 Granite REIT 2022 First Quarter Report

Lease Expiration

As at March 31, 2022, Granite’s portfolio had a weighted average lease term by square footage of 5.7 years (December 31, 2021 - 5.8 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2022		2023		2024		2025		2026		2027		2028 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,429	33	58.6	—	488	4.0	380	2.4	642	5.5	1,450	11.1	574	5.7	253	2.4	2,642	27.5
Canada-committed	—	—	—	—	(276)	(2.2)	—	—	—	—	—	—	—	—	276	2.2	—	—
Canada - net	6,429	33	58.6	—	212	1.8	380	2.4	642	5.5	1,450	11.1	574	5.7	529	4.6	2,642	27.5
United States	32,798	75	177.1	90	4,394	18.5	6,253	29.5	3,130	16.4	1,340	6.7	3,058	15.9	1,407	6.1	13,126	84.0
United States-committed	—	—	—	—	(2,892)	(9.4)	(202)	(1.5)	346	1.7	251	1.3	—	—	301	1.4	2,196	6.5
United States - net	32,798	75	177.1	90	1,502	9.1	6,051	28.0	3,476	18.1	1,591	8.0	3,058	15.9	1,708	7.5	15,322	90.5
Austria	7,472	9	57.7	—	802	9.7	125	1.2	5,349	35.4	—	—	389	2.8	—	—	807	8.6
Austria-committed	—	—	—	—	(802)	(9.7)	—	—	—	—	—	—	—	—	802	9.7	—	—
Austria-net	7,472	9	57.7	—	—	—	125	1.2	5,349	35.4	—	—	389	2.8	802	9.7	807	8.6
Germany	4,340	15	29.0	—	283	2.1	2,308	15.8	308	2.1	195	1.5	303	1.6	—	—	943	5.9
Germany-committed	—	—	—	—	(283)	(2.1)	—	—	—	—	—	—	—	—	283	2.1	—	—
Germany-net	4,340	15	29.0	—	—	—	2,308	15.8	308	2.1	195	1.5	303	1.6	283	2.1	943	5.9
Netherlands	4,871	37	32.4	52	22	0.2	367	3.0	68	0.9	630	4.6	355	1.5	1,125	7.0	2,252	15.2
Netherlands - committed	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Netherlands - net	4,871	37	32.4	52	22	0.2	367	3.0	68	0.9	630	4.6	355	1.5	1,125	7.0	2,252	15.2
Total	55,910	169	354.8	142	5,989	34.5	9,433	51.9	9,497	60.3	3,615	23.9	4,679	27.5	2,785	15.5	19,770	141.2
Total-committed	—	—	—	—	(4,253)	(23.4)	(202)	(1.5)	346	1.7	251	1.3	—	—	1,662	15.4	2,196	6.5
As at March 31, 2022	55,910	169	354.8	142	1,736	11.1	9,231	50.4	9,843	62.0	3,866	25.2	4,679	27.5	4,447	30.9	21,966	147.7
% of portfolio as at March 31, 2022:
* by sq ft (in %)	100.0			0.3	3.1		16.5		17.6		6.8		8.4		8.0		39.3
* by Annualized Revenue (in %)			100.0			3.1		14.2		17.5		7.1		7.8		8.7		41.6

Granite REIT 2022 First Quarter Report 35

Occupancy Roll Forward

The table below provide a summary of occupancy changes during the three months ended March 31, 2022.

Occupancy Roll Forward for Q1 2022

	Three Months Ended March 31, 2022
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2022	6,429	32,798	7,472	3,504	4,871	55,074
Vacancy, Jan 1, 2022	—	(90)	—	—	(53)	(143)
Occupancy, Jan 1, 2022	6,429	32,708	7,472	3,504	4,818	54,931
Occupancy %, Jan 1, 2022	100.0%	99.7%	100.0%	100.0%	98.9%	99.7%
Acquired occupancy, net	—	—	—	836	—	836
Expiries	—	(1,302)	—	(283)	(28)	(1,613)
Renewals	—	1,302	—	283	28	1,613
New Leases	—	—	—	—	1	1
Occupancy, March 31, 2022	6,429	32,708	7,472	4,340	4,819	55,768
Total portfolio size, March 31, 2022	6,429	32,798	7,472	4,340	4,871	55,910
Occupancy %, March 31, 2022	100.0%	99.7%	100.0%	100.0%	98.9%	99.7%

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $1,226.0 million as at March 31, 2022 compared to $1,400.5 million at December 31, 2021, as summarized below:

Sources of Available Liquidity

As at March 31, 2022 and December 31, 2021	2022	2021
Cash and cash equivalents	$228.5	$402.5
Unused portion of credit facility	997.5	998.0
Available liquidity (1)	$1,226.0	$1,400.5
Additional sources of liquidity:
Assets held for sale(2)	$32.9	$64.6
Unencumbered assets(3)	$7,921.5	$7,940.2
(1)    Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    One income-producing property located in the Czech Republic was classified as asset held for sale on the unaudited condensed combined financial statements at March 31, 2022.
(3)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The decrease in liquidity from December 31, 2021 to March 31, 2022 is primarily due to the acquisitions of three income-producing properties in Germany for $148.9 million and additions
36 Granite REIT 2022 First Quarter Report

to properties under development primarily in the United States and Germany totaling $47.3 million, partially offset by the net proceeds of $34.1 million received from the disposition of an income-producing property and a piece of land held for development located in Poland. Granite intends to use its available liquidity to fund completed and potential acquisitions of properties, to repay debt and to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended March 31,
	2022	2021	$ change

Cash and cash equivalents, beginning of period	$402.5	$831.3	(428.8)
Cash provided by operating activities	70.5	64.3	6.2
Cash used in investing activities	(198.9)	(88.6)	(110.3)
Cash used in financing activities	(44.1)	(322.1)	278.0
Effect of exchange rate changes on cash and cash equivalents	(1.5)	(4.2)	2.6
Cash and cash equivalents, end of period	$228.5	$480.7	(252.2)

Operating Activities

During the three month period ended March 31, 2022, operating activities generated cash of $70.5 million compared to $64.3 million in the prior year period. The increase of $6.2 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income of $9.7 million, partially offset by;
•a decrease of $1.5 million from cash provided by working capital changes primarily due to a decrease in accounts payables, partially offset by an increase in deferred revenue and a decrease in accounts receivables due to the timing of payments and receipts;
•an increase of $1.2 million in interest paid resulting from the $500.0 million 2028 Debentures issued in August 2021, partially offset by the redemption of the 2021 Debentures in January 2021; and
•an increase of $0.4 million in income taxes paid.

Granite REIT 2022 First Quarter Report 37

Investing Activities

Investing activities for the three month period ended March 31, 2022 used cash of $198.9 million and primarily related to the following:
•the acquisitions of three income-producing properties in Germany and the settlement of other acquisition related liabilities for $161.3 million (see “SIGNIFICANT MATTERS - Property Acquisitions”);
•additions to income-producing properties paid of $5.7 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States;
•additions to properties under development paid of $47.3 million, primarily attributable to Granite’s ongoing development projects in the United States and Germany;
•acquisition deposits paid of $3.8 million consisting of advance payments for a pending acquisition in the United States; and
•loan advances made of $11.0 million to the developer of two industrial properties being constructed in Indiana, partially offset by;
•net proceeds of $34.1 million received from the dispositions of an income-producing property and a piece of land held for development in Poland (see “SIGNIFICANT MATTERS - Dispositions”).

Investing activities for the three month period ended March 31, 2021 used cash of $88.6 million and primarily related to the following:
•the acquisition of an income-producing property in the United States for $85.9 million including acquisition costs of $0.4 million, partially offset by;
•net proceeds of $10.4 million received from the disposition of an income-producing property in the United Kingdom; and
•additions to properties under development of $8.3 million, primarily attributable to Granite’s development in Altbach, Germany.

Financing Activities

Cash used by financing activities for the three month period ended March 31, 2022 of $44.1 million largely comprised $50.9 million of monthly distribution payments and the settlement of the 2028 Cross-Currency Interest Rate Swap of $6.6 million, partially offset by $12.1 million of proceeds received from the secured construction loan relating to a development project in the United States and $1.5 million of net proceeds received from the issuance of stapled units under the At-The-Market Program.

Cash used by financing activities for the three month period ended March 31, 2021 of $322.1 million largely comprised $254.0 million relating to the redemption of the 2021 Debentures, including early prepayment premium and settlement of the related 2021 Cross-Currency Interest Rate Swap of $18.8 million, financing fees paid for the renewal of Granite’s credit facility of $2.9 million and $46.3 million of monthly distribution payments.

38 Granite REIT 2022 First Quarter Report

Debt Structure

Granite’s debt structure and key debt metrics as at March 31, 2022 and December 31, 2021 were as follows:

Summary Debt Structure and Debt Metrics

As at March 31, 2022 and December 31, 2021		2022	2021
Unsecured debt, net		$2,422.3	$2,425.1
Cross currency interest rate swaps, net (4)		(126.1)	(44.1)
Lease obligations		31.5	32.2
Total unsecured debt	[A]	$2,327.7	$2,413.2
Secured debt		12.7	0.8
Total debt (1)(4)	[B]	$2,340.4	$2,414.0
Less: cash and cash equivalents		228.5	402.5
Net debt(1)(4)	[C]	$2,111.9	$2,011.5

Investment properties	[D]	$8,526.8	$7,971.2

Unencumbered assets(5)	[E]	$7,921.5	$7,940.2
		92.9%
Trailing 12-month adjusted EBITDA(1)	[F]	$308.3	$299.4
Interest expense		$43.3	$47.2
Interest income		(2.6)	(3.1)
Trailing 12-month interest expense, net	[G]	$40.7	$44.1

Debt metrics
Leverage ratio(2)	[B]/[D]	27%	30%
Net leverage ratio(2)	[C]/[D]	25%	25%
Interest coverage ratio(2)	[F]/[G]	7.6x	6.8x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.4x	3.3x
Indebtedness ratio(2)	[B]/[F]	7.6x	8.1x
Weighted average cost of debt(3)		1.59%	1.81%
Weighted average debt term-to-maturity, in years(3)		5.3	5.5
Ratings and outlook
DBRS		BBB (high) stable	BBB (high) stable
Moody’s		Baa2 stable	Baa2 stable
(1)    Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)     Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the cross currency interest rate swap asset.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

Unsecured Debt and Cross Currency Interest Rate Swaps

2028 Debentures and Cross Currency Interest Rate Swap

On August 30, 2021, Granite REIT Holdings Limited Partnership (“Granite LP”) issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028
Granite REIT 2022 First Quarter Report 39

(the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. At March 31, 2022, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.5 million.

On August 30, 2021, Granite LP entered into a cross currency interest rate swap (the “2028 Cross Currency Interest Rate Swap”) to exchange the 2.194% semi-annual interest payments from the 2028 Debentures for US dollar denominated interest payments at a 2.096% fixed interest rate. In addition, under the terms of the 2028 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of US$397.0 million in exchange for which it will receive $500.0 million on August 28, 2028. On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. As at March 31, 2022, the fair value of the 2028 Cross Currency Interest Rate Swap was a net financial asset of $10.2 million.

2030 Debentures and Cross Currency Interest Rate Swap

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. At March 31, 2022, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.4 million.

On December 18, 2020, Granite LP entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030. As at March 31, 2022, the fair value of the 2030 Cross Currency Interest Rate Swap was a net financial asset of $38.8 million.

2027 Debentures and Cross Currency Interest Rate Swap

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At March 31, 2022, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.7 million.

On June 4, 2020, Granite LP entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027. As at March 31, 2022, the fair value of the 2027 Cross Currency Interest Rate Swap was a net financial asset of $33.8 million.

40 Granite REIT 2022 First Quarter Report

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At March 31, 2022, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.6 million.

On December 12, 2018, Granite LP entered into a cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The 2026 Cross Currency Interest Rate Swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at March 31, 2022, the fair value of the 2026 Cross Currency Interest Rate Swap was a net financial asset of $29.3 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At March 31, 2022, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $230.6 million.

On December 19, 2018, Granite LP entered into a cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. On September 24, 2019, in conjunction with the term loan refinancing, Granite LP entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”). The 2024 Cross Currency Interest Rate Swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at March 31, 2022, the fair value of the 2024 Cross Currency Interest Rate Swap was a net financial asset of $6.3 million.

Granite REIT 2022 First Quarter Report 41

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At March 31, 2022, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $399.5 million.

On December 20, 2016, Granite LP entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the 2023 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at March 31, 2022, the fair value of the 2023 Cross Currency Interest Rate Swap was a net financial asset of $7.7 million.

The 2023 Debentures, the 2027 Debentures, the 2030 Debentures, the 2028 Debentures, the 2024 Term Loan and the 2026 Term Loan rank pari passu with all of the Trust's other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars, the US dollar exchange rate against the Canadian dollar and the Euro, and Canadian and US government benchmark interest rates.

Credit Facility

The Trust has an unsecured revolving credit facility with a limit of $1.0 billion, maturing on March 31, 2026. Draws on the credit facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The credit facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with consent of the participating lenders. As at March 31, 2022, the Trust had no amounts drawn from the credit facility and $2.5 million in letters of credit issued against the facility.

Secured Debt

On December 17, 2021, Granite entered into a secured construction loan relating to Phase II of its development project in Houston, Texas. The loan has a maximum draw amount of $56.1 million (US$44.3 million) and is secured by the property under construction and related land. The loan matures on December 17, 2023 and bears interest at the US prime rate minus 90 basis points. Granite also has the option to extend the maturity date to December 17, 2024, subject to certain terms and conditions. As at March 31, 2022, the balance of the loan is $12.7 million (US$10.2 million).
42 Granite REIT 2022 First Quarter Report

Debt Maturity Profile

As at March 31, 2022, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	16%	9%	12%	21%	21%	21%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At March 31, 2022, there were no significant changes in the debt ratios other than the decrease in the leverage ratio as a result of the increase in the Trust’s investment properties as a result of fair value increases. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans, secured debt and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at March 31, 2022, Granite was in compliance with all of these covenants.

Credit Ratings

On March 30, 2022, DBRS confirmed Granite LP’s Issuer Rating and credit rating on the 2023 Debentures, 2027 Debentures, 2028 Debentures and 2030 Debentures as BBB(high) with stable trends. On April 8, 2022, Moody’s confirmed the Baa2 rating on the 2023 Debentures, 2027 Debentures, 2028 Debentures and 2030 Debentures with a stable outlook. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Granite REIT 2022 First Quarter Report 43

Unitholders’ Equity

Outstanding Stapled Units

As at May 11, 2022, the Trust had 65,869,209 stapled units issued and outstanding.

As at May 11, 2022, the Trust had 53,378 restricted stapled units (representing the right to receive 53,378 stapled units) and 74,172 performance stapled units (representing the right to receive a maximum of 148,344 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

Distributions

Granite REIT’s monthly distribution to unitholders is currently $0.2583 per stapled unit. For 2022, based on its current monthly rate, Granite expects to make total annual distributions of $3.10 per stapled unit. Total distributions declared to stapled unitholders in the three months ended March 31, 2022 and 2021 were $50.9 million or $0.7750 per stapled unit and $46.3 million or $0.7500 per stapled unit, respectively.

The distributions declared in April 2022 in the amount of $17.0 million or $0.2583 per stapled unit will be paid on May 16, 2022.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

For the three months ended March 31,	2022	2021
Net income	$497.7	$230.2
Cash flows provided by operating activities	70.5	64.3
Monthly cash distributions paid and payable	(50.9)	(46.3)
Cash flows from operating activities in excess of distributions paid and payable	$19.6	$18.0

Monthly distributions for the three month periods ended March 31, 2022 and 2021 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

44 Granite REIT 2022 First Quarter Report

Normal Course Issuer Bid

On May 19, 2021, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,154,057 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2021 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2022. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 46,074 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2020 to May 20, 2021.

During the three month periods ended March 31, 2022 and March 31, 2021, there were no stapled unit repurchases under the NCIB.

At-The-Market Equity Distribution Program

On November 3, 2021, Granite filed a prospectus supplement to the short form base shelf prospectus of Granite REIT and Granite GP dated October 1, 2021 establishing an equity at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada.

During the three months ended March 31, 2022, Granite issued 15,800 stapled units under the ATM Program at an average stapled unit price of $98.22 for gross proceeds of $1.5 million, and incurred issuance costs of less than $0.1 million, for net proceeds of $1.5 million. Subsequent to March 31, 2022, Granite issued 120,300 stapled units under the ATM Program at an average stapled unit price of $98.84 for gross proceeds of $11.9 million excluding issuance costs.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at March 31, 2022, the Trust had $2.5 million in letters of credit outstanding. Additionally, as at March 31, 2022, the Trust's contractual commitments totaled $409.0 million comprised of construction and development projects of $240.3 million and the committed acquisitions of two properties in Indiana and a property in the Netherlands upon completion totaling $168.7 million. Granite expects to fund
Granite REIT 2022 First Quarter Report 45

these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s credit facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 11 and 19 to the unaudited condensed combined financial statements for the three months ended March 31, 2022.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

46 Granite REIT 2022 First Quarter Report

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC’s Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

Granite REIT 2022 First Quarter Report 47

Constant currency same property NOI

Constant currency same property NOI is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI (as defined herein) and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended March 31, 2022 and December 31, 2021	2022	2021
Net income	$1,577.7	$1,310.3
Add (deduct):
Interest expense and other financing costs	43.3	47.2
Interest income	(2.6)	(3.1)
Income tax expense	271.2	240.6
Depreciation and amortization	1.4	1.3
Fair value gains on investment properties, net	(1,580.0)	(1,298.9)
Fair value (gains) losses on financial instruments	(3.7)	1.2
Loss on sale of investment properties	1.0	0.8
Adjusted EBITDA	$308.3	$299.4

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the credit facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

48 Granite REIT 2022 First Quarter Report

Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of cross-currency interest rate swaps and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the cross-currency interest rate swaps and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenues or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

For the three months ended March 31,		2022	2021
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$50.9	$46.3

FFO		69.4	57.1
Add (deduct):
Early redemption premium related to 2021 Debentures		—	4.0
Accelerated amortization of credit facility deferred finance fees		—	0.5
FFO adjusted for the above	[B]	$69.4	$61.6

AFFO		65.9	54.7
Add (deduct):
Early redemption premium related to 2021 Debentures		—	4.0
Accelerated amortization of credit facility deferred finance fees		—	0.5
AFFO adjusted for the above	[C]	$65.9	$59.2
FFO payout ratio	[A]/[B]	73%	75%
AFFO payout ratio	[A]/[C]	77%	78%

Granite REIT 2022 First Quarter Report 49

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).
Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.
The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(l) of the audited combined financial statements for the year ended December 31, 2021. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The
50 Granite REIT 2022 First Quarter Report

assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2021. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three months ended March 31, 2022. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “INVESTMENT PROPERTIES” section and note 4 of the unaudited condensed combined financial statements for the three months ended March 31, 2022 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

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Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

As at March 31, 2022, there are no new accounting standards issued but not yet applicable to the unaudited condensed combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the first quarter of 2022, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2021 and remain substantially unchanged in respect of the three month period ended March 31, 2022.
52 Granite REIT 2022 First Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q1’22	Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20
Operating highlights(3)
Revenue	$108.6	$105.3	$98.3	$94.0	$95.9	$93.2	$87.9	$81.0
NOI - cash basis(1)	$90.8	$85.7	$83.6	$79.9	$79.8	$76.3	$74.5	$71.0
Fair value gain on investment properties, net	$490.6	$349.1	$432.2	$308.0	$209.5	$140.8	$62.1	$34.5
Net income attributable to stapled unitholders	$497.7	$341.3	$421.8	$317.0	$230.2	$167.6	$105.2	$75.7
Cash provided by operating activities	$70.5	$53.7	$79.5	$64.7	$64.3	$60.3	$69.0	$65.2
FFO(1)	$69.4	$66.8	$65.2	$62.2	$57.1	$59.6	$55.5	$53.5
AFFO(1)	$65.9	$59.2	$61.2	$60.1	$54.7	$56.1	$52.7	$51.3
FFO payout ratio(2)	73%	75%	76%	76%	75%	74%	76%	75%
AFFO payout ratio(2)	77%	84%	81%	79%	78%	79%	80%	78%

Per unit amounts
Diluted FFO(1)	$1.05	$1.02	$0.99	$0.99	$0.93	$1.00	$0.96	$0.97
Diluted AFFO(1)	$1.00	$0.90	$0.93	$0.96	$0.89	$0.94	$0.91	$0.93
Monthly distributions paid	$0.78	$0.75	$0.75	$0.75	$0.75	$0.73	$0.73	$0.73
Diluted weighted average number of units	65.8	65.8	65.8	62.8	61.7	59.5	57.9	54.9

Financial highlights
Investment properties(4)	$8,526.8	$7,971.2	$7,286.3	$6,396.6	$6,003.7	$5,855.6	$5,338.9	$5,097.3
Assets held for sale	$32.9	$64.6	$43.2	$—	$—	$—	$—	$—
Cash and cash equivalents	$228.5	$402.5	$779.0	$678.1	$480.7	$831.3	$539.7	$617.2
Total debt(1)	$2,340.4	$2,414.0	$2,449.2	$1,936.0	$1,959.5	$2,297.5	$1,814.8	$1,800.5
Total capital expenditures incurred	$3.4	$9.9	$14.3	$3.2	$0.5	$13.3	$2.2	$6.2
Total leasing costs and tenant improvements incurred	$2.0	$2.9	$5.8	$0.3	$0.2	$2.1	$1.2	$2.0

Property metrics(4)
Number of income-producing properties	122	119	114	110	108	108	102	94
GLA, square feet	55.9	55.1	53.3	51.3	50.4	49.5	45.4	44.3
Occupancy, by GLA	99.7%	99.7%	99.2%	99.3%	99.1%	99.6%	98.9%	99.1%
Weighted average lease term, years	5.7	5.8	5.8	6.0	6.1	6.3	5.9	6.1
(1) For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “Results of Operations” and “NON-IFRS Performance Measures”, for further details.

(in millions)	Q1’22	Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20
Revenue	$108.6	$105.3	$98.3	$94.0	$95.9	$93.2	$87.9	$81.0
Less: Property operating costs	17.4	19.0	13.8	13.7	14.4	15.7	11.4	9.8
NOI	91.2	86.3	84.5	80.3	81.5	77.5	76.5	71.2
Add (deduct):
Straight-line rent amortization	(1.6)	(1.8)	(2.2)	(1.7)	(3.1)	(2.5)	(3.3)	(1.5)
Tenant incentive amortization	1.2	1.2	1.3	1.3	1.4	1.3	1.3	1.3
NOI - cash basis	$90.8	$85.7	$83.6	$79.9	$79.8	$76.3	$74.5	$71.0

Granite REIT 2022 First Quarter Report 53

The following table reconciles net income attributable to stapled unitholders, as determined in accordance with IFRS, to FFO and AFFO for the periods ended as indicated. Refer to the sections “Results of Operations” and “NON-IFRS Performance Measures”, for further details.

(in millions, except as noted)	Q1’22	Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20
Net income attributable to stapled unitholders	$497.7	$341.2	$421.8	$316.9	$230.1	$167.6	$105.2	$75.7
Add (deduct):
Fair value gains on investment properties, net	(490.6)	(349.1)	(432.2)	(308.0)	(209.5)	(140.8)	(62.1)	(34.5)
Fair value (gains) losses on financial instruments	(4.6)	(0.6)	1.3	0.2	0.3	(1.3)	(1.0)	3.9
Loss on sale of investment properties	0.4	0.2	—	0.4	0.2	0.7	0.2	—
Current income tax expense associated with the sale of investment properties	—	2.8	—	2.3	—	0.7	—	—
Deferred income tax expense	66.5	69.9	73.4	49.8	35.9	32.4	12.3	7.4
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan	—	2.3	0.9	0.6	—	0.3	0.9	1.0
Non-controlling interests relating to the above	—	0.1	—	—	0.1	—	—	—
FFO	$69.4	$66.8	$65.2	$62.2	$57.1	$59.6	$55.5	$53.5
Add (deduct):
Maintenance or improvement capital expenditures incurred	(1.1)	(6.7)	(0.8)	(1.4)	(0.5)	(0.4)	(0.2)	(1.9)
Leasing costs	(2.0)	—	(2.3)	(0.2)	—	(0.7)	—	(0.1)
Tenant allowances	—	(0.3)	—	(0.1)	(0.1)	(1.2)	(0.6)	—
Tenant incentive amortization	1.2	1.2	1.3	1.3	1.3	1.3	1.4	1.3
Straight-line rent amortization	(1.6)	(1.8)	(2.2)	(1.7)	(3.1)	(2.5)	(3.4)	(1.5)
AFFO	$65.9	$59.2	$61.2	$60.1	$54.7	$56.1	$52.7	$51.3

The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-IFRS Performance Measures”, for further details.

(in millions)	Q1’22	Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20
Unsecured debt, net	$2,422.3	$2,425.1	$2,424.9	$1,922.4	$1,925.2	$2,178.1	$1,691.3	$1,696.4
Cross currency interest rate swaps, net	(126.1)	(44.1)	(8.3)	(19.3)	1.4	85.6	89.5	70.3
Lease obligations	31.5	32.2	32.6	32.9	32.9	33.8	34.0	33.8
Total unsecured debt	2,327.7	2,413.2	2,449.2	1,936.0	1,959.5	2,297.5	1,814.8	1,800.5
Secured debt	12.7	0.8	—	—	—	—	—	—
Total debt	$2,340.4	$2,414.0	$2,449.2	$1,936.0	$1,959.5	$2,297.5	$1,814.8	$1,800.5
54 Granite REIT 2022 First Quarter Report

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and Whitestown, Indiana and the enhancement to the yields of such properties from such potential expansion and rental growth; the construction on and development yield of the site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on land in Fort Worth, Texas; the construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a multi-phased business park on the 92.2 acre site in Brantford, Ontario, and the potential yield from the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws
Granite REIT 2022 First Quarter Report 55

and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2021 dated March 9, 2022, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

56 Granite REIT 2022 First Quarter Report

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
For the three months ended March 31, 2022 and 2021

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	March 31, 2022	December 31, 2021

ASSETS

Non-current assets:
Investment properties	4	$8,526,809	$7,971,158
Acquisition deposits	19	22,307	26,053
Deferred tax assets		4,447	4,452
Fixed assets, net		2,244	2,486
Cross currency interest rate swaps	8(b)	126,099	62,768
Loan receivable	7	—	10,471
Other assets	6	2,620	2,780
		8,684,526	8,080,168
Current assets:
Assets held for sale	5	32,894	64,612
Loan receivable	7	21,458	—
Accounts receivable		12,831	10,771
Income taxes receivable		1,367	1,437
Prepaid expenses and other		11,037	7,196
Cash and cash equivalents	16(d)	228,452	402,513

Total assets		$8,992,565	$8,566,697

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a)	$2,422,288	$2,425,089
Cross currency interest rate swaps	8(b)	—	18,624
Secured debt	9	12,704	763
Long-term portion of lease obligations	10	31,150	31,645
Deferred tax liabilities		656,428	604,667
		3,122,570	3,080,788
Current liabilities:
Deferred revenue	11	17,963	12,099
Accounts payable and accrued liabilities	11	100,808	113,244
Distributions payable	12	16,983	16,969
Short-term portion of lease obligations	10	396	505
Income taxes payable		21,114	21,558

Total liabilities		3,279,834	3,245,163

Equity:
Stapled unitholders’ equity	13	5,709,119	5,318,653
Non-controlling interests		3,612	2,881

Total equity		5,712,731	5,321,534

Total liabilities and equity		$8,992,565	$8,566,697

Commitments and contingencies (note 19)
See accompanying notes

58 Granite REIT 2022 First Quarter Report

Condensed Combined Statements of Net Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2022	2021

Rental revenue	14(a)	$108,591	$95,942
Property operating costs	14(b)	17,407	14,396
Net operating income		91,184	81,546

General and administrative expenses	14(c)	8,418	8,821
Depreciation and amortization		370	331
Interest income		(288)	(816)
Interest expense and other financing costs	14(d)	10,905	14,794
Foreign exchange losses (gains), net		383	(718)
Fair value gains on investment properties, net	4,5	(490,622)	(209,516)
Fair value (gains) losses on financial instruments, net	14(e)	(4,605)	339
Loss on sale of investment properties	5	408	155
Income before income taxes		566,215	268,156
Income tax expense	15	68,476	37,880
Net income		$497,739	$230,276

Net income attributable to:
Stapled unitholders		$497,737	$230,133
Non-controlling interests		2	143
		$497,739	$230,276

See accompanying notes
Granite REIT 2022 First Quarter Report 59

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2022	2021

Net income		$497,739	$230,276
Other comprehensive (loss) income:
Foreign currency translation adjustment(1)		(131,577)	(129,962)
Unrealized gain on net investment hedges, includes income taxes of nil(1)	8(b)	69,907	66,967
Total other comprehensive loss		(61,670)	(62,995)
Comprehensive income		$436,069	$167,281
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income (loss) attributable to:
Stapled unitholders		$436,116	$167,207
Non-controlling interests		(47)	74
		$436,069	$167,281

See accompanying notes

60 Granite REIT 2022 First Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Three Months Ended March 31, 2022
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1, 2022	65,694	$3,444,418	$53,326	$1,748,958	$71,951	$5,318,653	$2,881	$5,321,534
Net income	—	—	—	497,737	—	497,737	2	497,739
Other comprehensive loss	—	—	—	—	(61,621)	(61,621)	(49)	(61,670)
Distributions (note 12)	—	—	—	(50,920)	—	(50,920)	—	(50,920)
Contributions from non-controlling interests	—	—	—	—	—	—	778	778
Units issued under the stapled unit plan (note 13(a))	39	3,760	—	—	—	3,760	—	3,760
Stapled units issued, net of issuance costs (note 13(c))	16	1,510	—	—	—	1,510	—	1,510
As at March 31, 2022	65,749	$3,449,688	$53,326	$2,195,775	$10,330	$5,709,119	$3,612	$5,712,731

Three Months Ended March 31, 2021
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1, 2021	61,688	$3,139,194	$53,326	$631,649	$95,900	$3,920,069	$2,135	$3,922,204
Net income	—	—	—	230,133	—	230,133	143	230,276
Other comprehensive loss	—	—	—	—	(62,926)	(62,926)	(69)	(62,995)
Distributions (note 12)	—	—	—	(46,270)	—	(46,270)	—	(46,270)
Contributions from non-controlling interests	—	—	—	—	—	—	8	8
Units issued under the stapled unit plan (note 13(a))	17	1,317	—	—	—	1,317	—	1,317
As at March 31, 2021	61,705	$3,140,511	$53,326	$815,512	$32,974	$4,042,323	$2,217	$4,044,540

See accompanying notes
Granite REIT 2022 First Quarter Report 61

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2022	2021

OPERATING ACTIVITIES

Net income		$497,739	$230,276
Items not involving operating cash flows	16(a)	(426,597)	(167,899)
Current income tax expense	15(a)	1,977	2,002
Income taxes paid		(1,325)	(968)
Interest expense		10,640	10,097
Interest paid		(7,010)	(5,809)
Changes in working capital balances	16(b)	(4,920)	(3,394)
Cash provided by operating activities		70,504	64,305

INVESTING ACTIVITIES

Investment properties:
Property acquisitions	3	(161,310)	(85,913)
Proceeds from disposals, net	4, 5	34,078	10,395
Leasing costs paid		(1,973)	(490)
Tenant allowances paid		(18)	(157)
Additions to income-producing properties		(5,742)	(4,112)
Additions to properties under development		(47,316)	(8,309)
Construction funds (in) released from escrow		(1,753)	28
Loan receivable advances	7	(10,986)	—
Acquisition deposits paid		(3,759)	—
Fixed asset additions		(123)	(24)
Cash used in investing activities		(198,902)	(88,582)

FINANCING ACTIVITIES

Monthly distributions paid		(50,907)	(46,263)
Proceeds from secured debt	9	12,090	—
Repayment of lease obligations	10	(217)	(182)
Repayment of unsecured debt, including early redemption premium	8(a)	—	(253,963)
Settlement of cross currency interest rate swap	8(a), 8(b)	(6,563)	(18,787)
Financing costs paid		—	(2,914)
Proceeds from stapled unit offerings, net of issuance costs	13(c)	1,510	—
Cash used in financing activities		(44,087)	(322,109)
Effect of exchange rate changes on cash and cash equivalents		(1,576)	(4,183)
Net decrease in cash and cash equivalents during the period		(174,061)	(350,569)
Cash and cash equivalents, beginning of period		402,513	831,280
Cash and cash equivalents, end of period		$228,452	$480,711

See accompanying notes
62 Granite REIT 2022 First Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on May 11, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three month period ended March 31, 2022 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2021.

(b) Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on
Granite REIT 2022 First Quarter Report 63

which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c) Accounting policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2021.

(d) Future Accounting Policy Changes

As at March 31, 2022, there are no new accounting standards issued but not yet applicable to the condensed combined financial statements.

3.	ACQUISITIONS

During the three month periods ended March 31, 2022 and 2021, Granite made the following property acquisitions:

Acquisitions During The Three Months Ended March 31, 2022
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
Georg-Beatzel Straße 15	Wiesbaden, Germany	February 3, 2022	$62,033	$3,919	$65,952
Raiffeisenstraße 28-32	Korbach, Germany	February 3, 2022	60,295	3,819	64,114
In der Langen Else 4	Erfurt, Germany	February 3, 2022	17,636	1,225	18,861
			$139,964	$8,963	$148,927

Acquisition During The Three Months Ended March 31, 2021
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing property:
3090 Highway 42 (1)	Locust Grove, GA	March 12, 2021	$85,512	$401	$85,913
(1) The Trust acquired the leasehold interest in the property which resulted in the recognition of a right-of-use asset, including transaction costs, of $85,913. The Trust will acquire freehold title to the property on December 1, 2028.

During the three month period ended March 31, 2022, transaction costs of $9.0 million (2021 — $0.4 million), which included land transfer taxes, and legal and advisory costs, were first
64 Granite REIT 2022 First Quarter Report

capitalized to the cost of the respective properties and then subsequently expensed to net fair value gains on investment properties on the condensed combined statements of net income as a result of measuring the properties at fair value.

4.	INVESTMENT PROPERTIES

As at	March 31, 2022	December 31, 2021

Income-producing properties	$8,220,785	$7,727,368
Properties under development	217,697	162,817
Land held for development	88,327	80,973
	$8,526,809	$7,971,158

Changes in investment properties are shown in the following table:

	Three months ended March 31, 2022			Year Ended December 31, 2021
	Income-producing properties	Properties under development	Land held for development	Income-producing properties	Properties under development	Land held for development
Balance, beginning of period	$7,727,368	$162,817	$80,973	$5,786,338	$31,488	$37,757
Maintenance or improvements	1,054	—	—	10,897	—	—
Leasing costs	1,993	—	—	2,456	3,298	—
Tenant allowances	14	—	—	3,439	—	—
Developments or expansions	2,297	58,907	671	8,726	88,729	1,906
Acquisitions (note 3)	148,927	—	—	857,939	24,093	63,692
Costs to complete acquired property	—	—	—	8,344	—	—
Disposals	—	—	—	(36,793)	—	—
Transfer to properties under development	—	—	—	—	16,812	(16,812)
Amortization of straight-line rent	1,545	—	—	8,889	—	—
Amortization of tenant allowances	(1,154)	—	—	(5,105)	—	—
Other changes	168	—	—	350	—	—
Fair value gains (losses), net	480,357	—	6,915	1,300,499	(280)	(1,354)
Foreign currency translation, net	(141,784)	(4,027)	(232)	(157,468)	(1,323)	(747)
Classified as assets held for sale (note 5)	—	—	—	(61,143)	—	(3,469)
Balance, end of period	$8,220,785	$217,697	$88,327	$7,727,368	$162,817	$80,973

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure
Granite REIT 2022 First Quarter Report 65

its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Included in investment properties is $36.7 million (December 31, 2021 — $35.7 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 19).

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	March 31, 2022(1)			December 31, 2021(1)
	Weighted average(2)	Maximum	Minimum	Weighted average(2)	Maximum	Minimum
Canada
Discount rate	5.08%	6.25%	4.50%	5.14%	6.50%	4.50%
Terminal capitalization rate	4.42%	5.50%	3.75%	4.54%	5.75%	4.00%

United States
Discount rate	5.42%	9.25%	4.75%	5.54%	9.25%	4.75%
Terminal capitalization rate	4.64%	8.50%	3.65%	4.79%	8.50%	3.75%

Germany
Discount rate	5.89%	9.75%	4.25%	6.48%	9.75%	4.90%
Terminal capitalization rate	5.00%	8.75%	3.90%	5.38%	8.75%	3.90%

Austria
Discount rate	8.27%	9.50%	7.90%	8.28%	9.50%	7.90%
Terminal capitalization rate	7.16%	7.65%	6.65%	7.16%	7.65%	6.65%

Netherlands
Discount rate	4.39%	6.15%	3.55%	4.44%	6.25%	3.60%
Terminal capitalization rate	4.88%	7.30%	3.80%	4.94%	7.40%	3.80%

Total
Discount rate	5.54%	9.75%	3.55%	5.67%	9.75%	3.60%
Terminal capitalization rate	4.87%	8.75%	3.65%	5.03%	8.75%	3.75%
(1)Excludes assets held for sale (note 5).
(2)Weighted based on income-producing property fair value.

66 Granite REIT 2022 First Quarter Report

5.	ASSETS HELD FOR SALE AND DISPOSITIONS

Assets Held for Sale

At March 31, 2022, one income-producing property located in the Czech Republic having a fair value of $32.9 million is classified as assets held for sale. At December 31, 2021, two income-producing properties and one piece of land located in the Czech Republic and Poland having a total fair value of $64.6 million were classified as assets held for sale.

Dispositions

During the three month period ended March 31, 2022, Granite disposed of one income-producing property and one piece of land located in Poland. The details of the disposed property and land are as follows:

Property	Location	Date disposed	Sale price
10 Topolowa	Mirków, Poland	February 18, 2022	$34,486

During the three month period ended March 31, 2021, Granite disposed of one income- producing property located in the United Kingdom for gross proceeds of $10.6 million.

During the three month period ended March 31, 2022, Granite incurred $0.4 million (2021 — $0.2 million) of broker commissions and legal and advisory costs associated with the disposals which are included in loss on sale of investment properties on the condensed combined statements of net income.

The following table summarizes the fair value changes in properties classified as assets held for sale:

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
Balance, beginning of period	$64,612	$—
Fair value gains	3,350	—
Foreign currency translation, net	(582)	—
Disposals	(34,486)	—
Classified as assets held for sale	—	64,612
Balance, end of period	$32,894	$64,612

6.	OTHER ASSETS

As at	March 31, 2022	December 31, 2021
Deferred financing costs associated with the revolving credit facility	$2,326	$2,472
Long-term receivables	294	308
	$2,620	$2,780

Granite REIT 2022 First Quarter Report 67

7.	LOAN RECEIVABLE

During the three month period ended March 31, 2022, Granite advanced $11.0 million (US$8.9 million) (2021 — nil) by means of a loan to the developer of two industrial properties being constructed in Indiana, United States. As at March 31, 2022, the loan balance is $21.5 million (US$17.2 million). As at December 31, 2021, the loan balance was $10.5 million (US$8.3 million) and was included in non-current assets on the condensed combined balance sheet. The loan has a maximum draw amount of $68.7 million (US$55.0 million). The loan, due upon completion of the development which is expected to be completed in the next 12 months, is secured by the properties under construction and related land.

8.	UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS

(a)Unsecured Debentures and Term Loans, Net

As at		March 31, 2022		December 31, 2021
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2023 Debentures	November 30, 2023	$399,466	$400,000	$399,387	$400,000
2027 Debentures	June 4, 2027	497,726	500,000	497,618	500,000
2028 Debentures	August 30, 2028	497,515	500,000	497,420	500,000
2030 Debentures	December 18, 2030	497,391	500,000	497,317	500,000
2024 Term Loan	December 19, 2024	230,563	230,926	233,740	234,136
2026 Term Loan	December 11, 2026	299,627	300,000	299,607	300,000
		$2,422,288	$2,430,926	$2,425,089	$2,434,136
(1)The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are recorded in interest expense.

On January 4, 2021, the Trust redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures. Upon redemption in 2021, Granite incurred early redemption premium of $4.0 million, which had been recorded in interest expense and other financing costs in the condensed combined statement of net income (note 14(d)). In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021, and the related mark to market liability of $18.8 million was settled.

68 Granite REIT 2022 First Quarter Report

(b) Cross Currency Interest Rate Swaps

As at	March 31, 2022	December 31, 2021

Financial assets at fair value
2023 Cross Currency Interest Rate Swap	$7,736	$—
2027 Cross Currency Interest Rate Swap	33,808	28,752
2028 Cross Currency Interest Rate Swap	10,159	—
2030 Cross Currency Interest Rate Swap	38,808	26,172
2024 Cross Currency Interest Rate Swap	6,273	—
2026 Cross Currency Interest Rate Swap	29,315	7,844
	$126,099	$62,768
Financial liabilities at fair value
2023 Cross Currency Interest Rate Swap	$—	$6,551
2028 Cross Currency Interest Rate Swap	—	7,017
2024 Cross Currency Interest Rate Swap	—	5,056
	$—	$18,624

On December 20, 2016, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of Granite, entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On September 24, 2019, in conjunction with a refinancing, Granite LP entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap") to exchange the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024.

On November 27, 2019, also in conjunction with a refinancing, Granite LP entered into a new cross currency interest rate swap (the "2026 Cross Currency Interest Rate Swap") to exchange the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026.

On June 4, 2020, Granite LP entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027.

On December 18, 2020, Granite LP entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest
Granite REIT 2022 First Quarter Report 69

rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030.

On August 30, 2021, Granite LP entered into a cross currency interest rate swap (the “2028 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 2.194% semi-annual interest payments from the 2028 Debentures for US$397.0 million and US dollar denominated interest payments at a 2.096% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of US$397.0 million in exchange for which it will receive $500.0 million on August 30, 2028. On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

The cross currency interest rate swaps are designated as net investment hedges of the Trust’s investments in foreign operations. The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income. For the three month period ended March 31, 2022, the Trust has assessed the net investment hedge associated with each cross currency interest rate swap, except for a portion of the 2024 Cross Currency Interest Rate Swap, to be effective.

On December 18, 2020, as a result of the designation of the 2030 Cross Currency Interest Rate
Swap, the Trust de-designated the 2021 Cross Currency Interest Rate Swap. Since the Trust did
not employ hedge accounting for the 2021 Cross Currency Interest Rate Swap from the period
January 1 to January 3, 2021, a fair value loss of $0.7 million was recognized in fair value losses on financial instruments, net (note 14(e)) in the condensed combined statement of net income.

With the refinancing of the 2024 Term Loan in 2019, the Trust has assessed only the foreign exchange movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap to be effective. Accordingly, the change in fair value relating to foreign exchange movements on the 2024 Cross Currency Interest Rate Swap is recorded in other comprehensive income. For the three month period ended March 31, 2022, since there is no effective hedge for the interest and other movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap, a fair value gain of $4.6 million is recognized in fair value gains on financial instruments, net (note 14(e)) in the condensed combined statement of net income.

The Trust has elected to record the differences resulting from the lower interest rates associated with the cross currency interest rate swaps in the condensed combined statements of net income.

70 Granite REIT 2022 First Quarter Report

9.	SECURED DEBT

On December 17, 2021, Granite entered into a secured construction loan relating to a development project in Texas, United States. The loan has a maximum draw amount of $55.3 million (US$44.3 million) and is secured by the property under construction and related land. The loan matures on December 17, 2023 and bears interest at the US prime rate minus 90 basis points. Granite also has the option to extend the maturity date to December 17, 2024, subject to certain terms and conditions. As at March 31, 2022, the balance of the loan is $12.7 million (US$10.2 million) (December 31, 2021 — $0.8 million (US$0.6 million)).

10.	LEASE OBLIGATIONS

As at March 31, 2022, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations.

Future minimum lease payments relating to the right-of-use assets as at March 31, 2022 in aggregate for the next five years and thereafter are as follows:

Remainder of 2022	$342
2023	323
2024	283
2025	251
2026	224
2027 and thereafter	30,123
$31,546

During the three month period ended March 31, 2022, the Trust recognized $0.4 million (2021 — $0.5 million) of interest expense related to lease obligations (note 14(d)).

11.	CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

The Trust has available an unsecured revolving credit facility with a limit of $1.0 billion, maturing March 31, 2026. Draws on the credit facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The credit facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with the consent of the participating lenders. As at March 31, 2022, the Trust had no amounts drawn (December 31, 2021 — nil) from the credit facility and $2.5 million (December 31, 2021 — $1.7 million) in letters of credit issued against the facility.
Granite REIT 2022 First Quarter Report 71

Accounts Payable and Accrued Liabilities

As at	March 31, 2022	December 31, 2021
Accounts payable	$2,722	$5,400
Commodity tax payable	10,878	8,385
Tenant security deposits	6,783	6,822
Employee unit-based compensation	6,338	11,525
Trustee/director unit-based compensation	8,554	8,935
Accrued salaries, incentives and benefits	2,621	5,875
Accrued interest payable	15,166	7,235
Accrued construction costs	32,415	24,399
Accrued professional fees	1,667	1,641
Acquisition related liabilities	86	19,579
Accrued property operating costs	7,182	5,768
Other tenant related liabilities	5,325	5,511
Other accrued liabilities	1,071	2,169
	$100,808	$113,244

12.	DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended March 31, 2022 were $50.9 million (2021 — $46.3 million) or 77.5 cents per stapled unit (2021 — 75.0 cents per stapled unit).

Distributions payable at March 31, 2022 of $17.0 million (25.8 cents per stapled unit), representing the March 2022 monthly distribution, were paid on April 14, 2022. Distributions payable at December 31, 2021 of $17.0 million were paid on January 14, 2022 and represented the December 2021 monthly distribution.

Subsequent to March 31, 2022, the distributions declared in April 2022 in the amount of $17.0 million or 25.8 cents per stapled unit will be paid on May 16, 2022.

13.	STAPLED UNITHOLDERS' EQUITY

(a) Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at March 31, 2022 and December 31, 2021, there were no options outstanding under this plan.

72 Granite REIT 2022 First Quarter Report

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units (“DSUs”) outstanding is presented below:

	2022		2021
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	85	$58.50	67	$52.93
Granted	4	100.97	5	77.99
DSUs outstanding, March 31	89	$60.27	72	$54.79

Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2022		2021
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	128	$67.19	128	$59.83
New grants and distributions (1)	53	121.64	47	78.18
PSUs added by performance factor	27	96.22	—	—
Settled in cash	(42)	68.03	(13)	60.09
Settled in stapled units	(39)	68.03	(17)	60.09
RSUs and PSUs outstanding, March 31(2)	127	$95.36	145	$65.44
(1)Includes 29.6 RSUs and 22.0 PSUs granted during the three month period ended March 31, 2022 (2021 — 18.7 RSUs and 25.0 PSUs).
(2)Total restricted stapled units outstanding at March 31, 2022 include a total of 53.2 RSUs and 73.9 PSUs granted (2021 — 68.9 RSUs and 76.1 PSUs).

The fair value of the outstanding RSUs was $2.8 million at March 31, 2022 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 11).

The fair value of the outstanding PSUs was $3.5 million at March 31, 2022 and is recorded as a liability in the employee unit-based compensation payables (note 11). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust's stapled units relative to the S&P/TSX Capped REIT Index.
Granite REIT 2022 First Quarter Report 73

Grant date	January 1, 2022, January 1, 2021 and January 1, 2020
PSUs granted	70,821
Weighted average term to expiry	1.2 years
Average volatility rate	23.3%
Weighted average risk free interest rate	2.0%

The Trust's unit-based compensation expense (recovery) recognized in general and administrative expenses was:

	Three Months Ended March 31,
	2022	2021

DSUs for trustees/directors (1)	$(396)	$263
Restricted Stapled Unit Plan for executives and employees	1,630	1,500
Unit-based compensation expense	$1,234	$1,763

Fair value remeasurement recovery included in the above:
DSUs for trustees/directors	$(767)	$(110)
Restricted Stapled Unit Plan for executives and employees	(12)	(3)
Total fair value remeasurement recovery	$(779)	$(113)
(1)In respect of fees mandated and elected to be taken as DSUs.

(b) Normal Course Issuer Bid
On May 19, 2021, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,154,057 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2021 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2022. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 46,074 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2020 to May 20, 2021.
During the three month periods ended March 31, 2022 and March 31, 2021, there were no stapled unit repurchases under the NCIB.

74 Granite REIT 2022 First Quarter Report

(c) At-The-Market Equity Distribution Program
On November 3, 2021, Granite filed a prospectus supplement to the Shelf Prospectus of Granite REIT and Granite GP establishing an equity at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada.

During the three month period ended March 31, 2022, Granite issued 15,800 stapled units under the ATM Program at an average stapled unit price of $98.22 for gross proceeds of $1.5 million, and incurred issuance costs of less than $0.1 million, for net proceeds of $1.5 million. The issuance costs were recorded as a reduction to stapled unitholders’ equity.

(d) Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at March 31,	2022	2021

Foreign currency translation (losses) gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$(74,520)	$61,652
Fair value gains (losses) on derivatives designated as net investment hedges	84,850	(28,678)
	$10,330	$32,974
(1) Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

14.	RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a) Rental revenue consists of:

	Three Months Ended March 31,
	2022	2021
Base rent	$91,175	$80,293
Straight-line rent amortization	1,545	3,110
Tenant incentive amortization	(1,154)	(1,314)
Property tax recoveries	10,621	8,208
Property insurance recoveries	1,120	754
Operating cost recoveries	5,284	4,891
	$108,591	$95,942

Granite REIT 2022 First Quarter Report 75

(b) Property operating costs consist of:

	Three Months Ended March 31,
	2022	2021
Non-recoverable from tenants:
Property taxes and utilities	$188	$141
Property insurance	165	82
Repairs and maintenance	90	63
Property management fees	61	102
Professional fees	8	78
Environmental and appraisals	78	66
Other	124	76
	$714	$608
Recoverable from tenants:
Property taxes and utilities	$11,636	$9,188
Property insurance	1,253	906
Repairs and maintenance	2,901	2,943
Property management fees	865	678
Other	38	73
	$16,693	$13,788
Property operating costs	$17,407	$14,396

(c) General and administrative expenses consist of:

	Three Months Ended March 31,
	2022	2021
Salaries, incentives and benefits	$4,704	$4,976
Audit, legal and consulting	957	777
Trustee/director fees including distributions, revaluations and expenses (1)	(345)	343
RSU and PSU compensation expense including distributions and revaluations (1)	1,630	1,500
Other public entity costs	477	424
Office rents including property taxes and common area maintenance costs	103	118
Capital tax	190	148
Information technology costs	513	436
Other	458	110
	$8,687	$8,832
Less: capitalized general and administrative expenses	(269)	(11)
	$8,418	$8,821
(1)For fair value remeasurement recovery amounts see note 13(a).

76 Granite REIT 2022 First Quarter Report

(d) Interest expense and other financing costs consist of:

	Three Months Ended March 31,
	2022	2021
Interest and amortized issuance costs and modification losses relating to debentures and term loans	$10,246	$9,342
Early redemption premium relating to 2021 Debentures (note 8(a))	—	3,963
Amortization of deferred financing costs and other interest expense and charges	901	1,090
Interest expense related to lease obligations (note 10)	382	458
	$11,529	$14,853
Less: capitalized interest	(624)	(59)
	$10,905	$14,794

(e) Fair value (gains) losses on financial instruments, net, consist of:

	Three Months Ended March 31,
	2022	2021
Foreign exchange collar contracts, net	$—	$(65)
Cross currency interest rate swaps (note 8(b))	(4,605)	404
	$(4,605)	$339

For the three month period ended March 31, 2022, the net fair value gain on financial instruments of $4.6 million is associated with the fair value movement of the 2024 Cross Currency Interest Rate Swap. The Trust did not employ or partially employed hedge accounting for the derivative, therefore the change in fair value is recognized in fair value gains on financial instruments, net, in the condensed combined statement of net income.

For the three month period ended March 31, 2021, the net fair value loss on financial instruments of $0.3 million was mainly associated with the fair value movements of the 2021 Cross Currency Interest Rate Swap and 2024 Cross Currency Interest Rate Swap. The Trust did not employ or partially employed hedge accounting for the derivatives, therefore the change in fair value was recognized in fair value losses on financial instruments, net, in the condensed combined statement of net income.

Granite REIT 2022 First Quarter Report 77

15.	INCOME TAXES

(a)The major components of the income tax expense are:

	Three Months Ended March 31,
	2022	2021
Current income tax expense	$1,977	$2,002
Deferred income tax expense	66,499	35,878
Income tax expense	$68,476	$37,880

(b)The effective income tax rate reported in the condensed combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended March 31,
	2022	2021
Income before income taxes	$566,215	$268,156
Expected income taxes at the Canadian statutory tax rate of 26.5% (2021 - 26.5%)	$150,047	$71,061
Income distributed and taxable to unitholders	(62,538)	(29,489)
Net foreign rate differentials	(5,230)	(3,861)
Net change in provisions for uncertain tax positions	382	163
Net permanent differences	92	58
Net effect of change in tax rates	(11,212)	—
Withholding taxes and other	(3,065)	(52)
Income tax expense	$68,476	$37,880
78 Granite REIT 2022 First Quarter Report

16.	DETAILS OF CASH FLOWS

(a)Items not involving operating cash flows are shown in the following table:

	Three Months Ended March 31,
	2022	2021

Straight-line rent amortization	$(1,545)	$(3,110)
Tenant incentive amortization	1,154	1,314
Unit-based compensation expense (note 13(a))	1,234	1,763
Fair value gains on investment properties, net	(490,622)	(209,516)
Depreciation and amortization	370	331
Fair value (gains) losses on financial instruments, net (note 14(e))	(4,605)	339
Loss on sale of investment properties, net	408	155
Amortization of issuance costs and modification losses relating to debentures and term loans	408	428
Amortization of deferred financing costs	145	599
Deferred income taxes (note 15(a))	66,499	35,878
Early redemption premium (note 8(a))	—	3,963
Other	(43)	(43)
	$(426,597)	$(167,899)

(b)Changes in working capital balances are shown in the following table:

	Three Months Ended March 31,
	2022	2021
Accounts receivable	$(2,430)	$(3,076)
Prepaid expenses and other	(2,218)	(1,330)
Accounts payable and accrued liabilities	(6,500)	(254)
Deferred revenue	6,228	1,266
	$(4,920)	$(3,394)

(c)Non-cash investing and financing activities

During the three month period ended March 31, 2022, 39 thousand stapled units (2021 — 17 thousand stapled units) with a value of $3.8 million (2021 — $1.3 million) were issued under the Restricted Stapled Unit Plan (note 13(a)) and are not recorded in the condensed combined statements of cash flows.

(d)Cash and cash equivalents consist of:

As at	March 31, 2022	December 31, 2021
Cash	$227,892	$401,954
Short-term deposits	560	559
	$228,452	$402,513
Granite REIT 2022 First Quarter Report 79

17.	FAIR VALUE AND RISK MANAGEMENT

(a)Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at March 31, 2022 and December 31, 2021:

As at	March 31, 2022			December 31, 2021
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$294	(1)	$294	$308	(1)	$308
Cross currency interest rate swaps	126,099		126,099	62,768		62,768
Loan receivable	21,458		21,458	10,471		10,471
Accounts receivable	12,831		12,831	10,771		10,771
Cash and cash equivalents	228,452		228,452	402,513		402,513
	$389,134		$389,134	$486,831		$486,831

Financial liabilities
Unsecured debentures, net	$1,892,098		$1,766,350	$1,891,742		$1,914,560
Unsecured term loans, net	530,190		530,190	533,347		533,347
Secured debt	12,704		12,704	763		763
Cross currency interest rate swaps	—		—	18,624		18,624
Accounts payable and accrued liabilities	100,808		100,808	113,244		113,244
Distributions payable	16,983		16,983	16,969		16,969
	$2,552,783		$2,427,035	$2,574,689		$2,597,507
(1) Long-term receivables included in other assets (note 6).

The fair values of the Trust’s loan receivable, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans and secured debt approximate their carrying amounts as the term loans and secured debt bear interest at rates comparable to the current market rates. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties.

80 Granite REIT 2022 First Quarter Report

(b)Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:    Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2022	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,526,809
Assets held for sale (note 5)	—	—	32,894
Cross currency interest rate swaps (note 8)	—	126,099	—
Loan receivable (note 7)	—	21,458	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,766,350	—	—
Unsecured term loans, net (note 8)	—	530,190	—
Secured debt (note 9)	—	12,704	—
Net (liabilities) assets measured or disclosed at fair value	$(1,766,350)	$(395,337)	$8,559,703

Granite REIT 2022 First Quarter Report 81

As at December 31, 2021	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$7,971,158
Assets held for sale (note 5)	—	—	64,612
Cross currency interest rate swaps (note 8)	—	62,768	—
Loan receivable (note 7)	—	10,471	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,914,560	—	—
Unsecured term loans, net (note 8)	—	533,347	—
Secured debt (note 9)	—	763	—
Cross currency interest rate swaps (note 8)	—	18,624	—
Net (liabilities) assets measured or disclosed at fair value	$(1,914,560)	$(479,495)	$8,035,770

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three month period ended March 31, 2022 and the year ended December 31, 2021, there were no transfers between the levels.

(c)Risk Management

Foreign exchange risk

As at March 31, 2022, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At March 31, 2022, the Trust’s foreign currency denominated net assets are $6.1 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $41.1 million and $19.3 million, respectively, to comprehensive income.

82 Granite REIT 2022 First Quarter Report

18.	COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at March 31, 2022

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$8,526,809			$8,526,809
Investment in Granite LP(1)	—	43	(43)	—
Other non-current assets	157,717			157,717
	8,684,526	43	(43)	8,684,526
Current assets:
Assets held for sale	32,894			32,894
Other current assets	46,688	5		46,693
Intercompany receivable(2)	—	12,744	(12,744)	—
Cash and cash equivalents	227,277	1,175		228,452
Total assets	$8,991,385	13,967	(12,787)	$8,992,565

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,422,288			$2,422,288
Other non-current liabilities	700,282			700,282
	3,122,570			3,122,570
Current liabilities:
Intercompany payable (2)	12,744		(12,744)	—
Other current liabilities	143,340	13,924		157,264
Total liabilities	3,278,654	13,924	(12,744)	3,279,834

Equity:
Stapled unitholders’ equity	5,709,076	43		5,709,119
Non-controlling interests	3,655		(43)	3,612
Total liabilities and equity	$8,991,385	13,967	(12,787)	$8,992,565
(1) Granite REIT Holdings Limited Partnership ("Granite LP") is 100% owned by Granite REIT and Granite GP.
(2) Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2022 First Quarter Report 83

Balance Sheet	As at December 31, 2021

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$7,971,158			$7,971,158
Investment in Granite LP(1)	—	38	(38)	—
Other non-current assets	109,010			109,010
	8,080,168	38	(38)	8,080,168
Current assets:
Assets held for sale	64,612			64,612
Other current assets	19,404			19,404
Intercompany receivable(2)	—	21,429	(21,429)	—
Cash and cash equivalents	402,059	454		402,513
Total assets	$8,566,243	21,921	(21,467)	$8,566,697

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,425,089			$2,425,089
Other non-current liabilities	655,699			655,699
	3,080,788			3,080,788
Current liabilities:
Intercompany payable(2)	21,429		(21,429)	—
Other current liabilities	142,492	21,883		164,375
Total liabilities	3,244,709	21,883	(21,429)	3,245,163

Equity:
Stapled unitholders’ equity	5,318,615	38		5,318,653
Non-controlling interests	2,919		(38)	2,881
Total liabilities and equity	$8,566,243	21,921	(21,467)	$8,566,697
(1) Granite LP is 100% owned by Granite REIT and Granite GP.
(2) Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
84 Granite REIT 2022 First Quarter Report

Income Statement	Three Months Ended March 31, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$108,591			$108,591

General and administrative expenses	8,418			8,418
Interest expense and other financing costs	10,905			10,905
Other costs and expenses, net	17,872			17,872
Share of (income) loss of Granite LP	—	(5)	5	—
Fair value gains on investment properties, net	(490,622)			(490,622)
Fair value gains on financial instruments, net	(4,605)			(4,605)
Loss on sale of investment properties	408			408
Income before income taxes	566,215	5	(5)	566,215
Income tax expense	68,476			68,476
Net income	497,739	5	(5)	497,739
Less net income attributable to non-controlling interests	7		(5)	2
Net income attributable to stapled unitholders	$497,732	5	—	$497,737

Income Statement	Three Months Ended March 31, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$95,942			$95,942

General and administrative expenses	8,821			8,821
Interest expense and other financing costs	14,794			14,794
Other costs and expenses, net	13,193			13,193
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(209,516)			(209,516)
Fair value losses on financial instruments, net	339			339
Loss on sale of investment properties	155			155
Income before income taxes	268,156	2	(2)	268,156
Income tax expense	37,880			37,880
Net income	230,276	2	(2)	230,276
Less net income attributable to non-controlling interests	145		(2)	143
Net income attributable to stapled unitholders	$230,131	2	—	$230,133
Granite REIT 2022 First Quarter Report 85

Statement of Cash Flows	Three Months Ended March 31, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$497,739	5	(5)	$497,739
Items not involving operating cash flows	(426,597)	(5)	5	(426,597)
Changes in working capital balances	(5,641)	721		(4,920)
Other operating activities	4,282			4,282
Cash provided by operating activities	69,783	721	—	70,504
INVESTING ACTIVITIES
Property acquisitions	(161,310)			(161,310)
Proceeds from disposals, net	34,078			34,078
Additions to income-producing properties	(5,742)			(5,742)
Additions to properties under development	(47,316)			(47,316)
Construction funds in escrow	(1,753)			(1,753)
Other investing activities	(16,859)			(16,859)
Cash used in investing activities	(198,902)	—	—	(198,902)
FINANCING ACTIVITIES
Distributions paid	(50,907)			(50,907)
Other financing activities	6,820			6,820
Cash used in financing activities	(44,087)	—	—	(44,087)
Effect of exchange rate changes	(1,576)			(1,576)
Net (decrease) increase in cash and cash equivalents during the period	$(174,782)	721	—	$(174,061)

86 Granite REIT 2022 First Quarter Report

Statement of Cash Flows	Three Months Ended March 31, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$230,276	2	(2)	$230,276
Items not involving operating cash flows	(167,899)	(2)	2	(167,899)
Changes in working capital balances	(3,699)	305		(3,394)
Other operating activities	5,322			5,322
Cash provided by operating activities	64,000	305	—	64,305
INVESTING ACTIVITIES
Property acquisitions	(85,913)			(85,913)
Proceeds from disposals, net	10,395			10,395
Additions to income-producing properties	(4,112)			(4,112)
Additions to properties under development	(8,309)			(8,309)
Construction funds released from escrow	28			28
Other investing activities	(671)			(671)
Cash used in investing activities	(88,582)	—	—	(88,582)
FINANCING ACTIVITIES
Distributions paid	(46,263)			(46,263)
Other financing activities	(275,846)			(275,846)
Cash used in financing activities	(322,109)	—	—	(322,109)
Effect of exchange rate changes	(4,183)			(4,183)
Net (decrease) increase in cash and cash equivalents during the period	$(350,874)	305	—	$(350,569)

19.	COMMITMENTS AND CONTINGENCIES

(a) The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management's expectations.

(b) As at March 31, 2022, the Trust's contractual commitments totaled $409.0 million which comprised of construction and development projects of $240.3 million and the committed acquisitions of two properties in Indiana and a property in the Netherlands upon completion totaling $168.7 million. As at March 31, 2022, the Trust has made deposits of $18.6 million in respect of the above committed acquisitions. The deposits are recorded as acquisition deposits on the condensed combined balance sheet.

(c) In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $121.2 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $129.8 million (US$104.0 million), of which $121.2 million (US$97.1 million) was outstanding as at March 31, 2022. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the condensed combined balance sheet.
Granite REIT 2022 First Quarter Report 87

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

20.	SUBSEQUENT EVENTS

(a) Subsequent to March 31, 2022, the Trust declared monthly distributions for April 2022 of $17.0 million (note 12).

(b) Subsequent to March 31, 2022, Granite issued 120,300 stapled units under the ATM Program at an average stapled unit price of $98.84 for gross proceeds of $11.9 million excluding issuance costs.

(c) On April 14, 2022, Granite acquired two income-producing properties in Clayton, Indiana for $179.1 million (US$141.8 million) excluding transaction costs, which was funded with cash on hand and borrowings on the unsecured revolving credit facility.

(d) On May 5, 2022, Granite acquired a property under development in Bolingbrook, Illinois for $14.5 million, (US$11.3 million) excluding transaction costs, which was funded with cash on hand.

88 Granite REIT 2022 First Quarter Report

REIT Information

Board of Trustees	Officers	Office Location

Kelly Marshall Chairman Peter Aghar Trustee Remco Daal Trustee Kevan Gorrie Trustee Fern Grodner Trustee Al Mawani Trustee Gerald Miller Trustee Sheila Murray Trustee Emily Pang Trustee Jennifer Warren Trustee
Kevan Gorrie
President and Chief Executive Officer

Teresa Neto
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Head of Global Real Estate

Michael Ramparas
Executive Vice President,
Global Real Estate and
Head of Investments

Lawrence Clarfield
Executive Vice President,
General Counsel and
Corporate Secretary
77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240

Investor Relations Queries
Kevan Gorrie President and Chief Executive Officer (647) 925-7500 Teresa Neto Chief Financial Officer (647) 925-7560

Transfer Agents and Registrars

	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents
Copies of the financial statements for the year ended December 31, 2021 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 2022 First Quarter Report 89

Granite REIT

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240
www.granitereit.com